UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME (Brazilian Taxpayer Id.) No. 06.057.223/0001-71

NIRE (State Registry) No. 33.300.272.909

MANAGEMENT'S PROPOSAL AND MANUAL FOR ATTENDANCE OF SHAREHOLDERS AT THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2021.

Rio de Janeiro (RJ, Brazil), 26th March, 2021

Table of contents

1. INTRODUCTION	6
2. ATTENDANCE OF THE SHAREHOLDERS	8
3. MANAGEMENT’S PROPOSAL	12
(A) ANNUAL GENERAL MEETING	12
I. APPROVAL OF FINANCIAL STATEMENTS	12
II. DESTINATION OF INCOME FOR THE FISCAL YEAR ENDED IN DECEMBER, 31ST 2020.	12
III. [PROPOSED GLOBAL COMPENSATION OF MANAGEMENT AND THE FISCAL COUNCIL MEMBERS	13
(B) EXTRAORDINARY GENERAL MEETING	13
I. AMEDMENT OF THE COMPANY’S BYLAWS TO PROVIDE THE GRANTING OF INDENITY CONTRACTS	13
II. EXCLUSION OF ART. 45 OF THE COMPANY’S BYLAWS	13
ANNEX 1 - Company's Financial Situation	14
ANNEX 2 - INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31ST, 2020	52
ANNEX 3 - PROPOSAL FOR THE OVERALL REMUNERATION OF DIRECTORS	58
ANNEX 4 - Report Detailing the Origin and Justification of Proposed Amendments	59
ANNEX 5 CONSOLIDATED BYLAWS, REFLECTING THE PROPOSED AMENDMENTS	64

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1.        INTRODUCTION

Dear Shareholders,

The administration of Sendas Distribuidora S.A. ("Company" or "Assai") hereby presents below information about the matters to be deliberated by proposal of the Management at the Annual and Extraordinary Shareholders' Meeting of the Company ("General Meeting") to be held exclusively digitally, also for the vote, on April 28, 2021, at 11 a.m., according to instruction of the Brazilian Securities and Exchange Commission ("CVM") no. 481 of December 17, 2009, as amended ("CVM Instruction 481"), as well as theclarifications necessary for the participation of shareholders.

The Company prepared this Management’s Proposal and Manual for Attendance (the "Proposal"), in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its Shareholders about the matters that will be deliberated, making available to its Investor Relations Board, to clarify any additional doubts.

At the Annual Shareholders' Meeting, to resolve on the following agenda:

I.	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020;

II.	Resolve on the proposal for allocation of profit for the fiscal year ended December 31, 2020; and

III.	Rectification of the annual global compensation of the members of the Company’s management, adopted at the Extraordinary General Meeting of December 31, 2020.

At the Extraordinary General Meeting of Shareholders, to resolve on the:

I.	Amendment of the Company's bylaws to provide for the granting of contracts of indemnity;

II.	Exclusion of Art. 45 from the Company's bylaws in view of its loss of object;

III.	Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments; and

IV.	Approval for the evaluation report of the spun-off portion of Companhia Brasileira de Distribuição approved by the shareholders in item 4.7 of the Extraordinary General Meeting held on 12/31/20 ("EGM of the Spin-Off"), and which should have been included in Annex 4.7 (ii) but which was not provided in the version filed with the Board of Trade of the State of Rio de Janeiro ("JUCERJA"), to be attached to the minutes of this Extraordinary General
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Meeting so that it can be registered with JUCERJA as if it had been part of the EGM of the Spin-Off.

The proposals of the Administration on the items of the General Meeting, as well as the information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo (SP, Brazil), 26th March, 2021.

The Administration

Sendas Distribuidora S.A.

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2.        ATTENDANCE OF THE SHAREHOLDERS

As shown below, the Company will admit the shareholders' participation by: (i) voting via the electronic system during the General Meeting; or (ii) sending the distance votting bullet, which is available on the Company's Investor Relations website (https://ri.assai.com.br) and on the websites of CVM (www.cvm.com.br) and B3 (www.b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), From Itaú Corretora de Valores S.A. which is the Company's bookkeeping agent ("Share Registry Agent") or directly to the Company by e-mail ("Distance Voting Bulletin"), as indicated below.

The Shareholder who participates in the General Meeting through the digital platform will be considered present and subscriber of the minutes and the book of presence of the shareholders.

The Company informs that it will waive the need to provide the physical means of the documents or other formalities that are provided for in its Reference Form. So, in case of possible disagreements between this proposal and item 12.2 of the Company's Reference Form in relation to documentation and formalities for participation in general meetings, the provisions of this Proposal shall prevail.

2.1.   Participation in the General Meeting through eletronic system

The General Meeting will be held exclusively digitally. The Shareholders wishing to participate in the General Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=180F1A61EC4, complete their registration and attach all documents necessary for their qualification for participation and/or voting at the General Meeting, as indicate below, with at least 2 (two) days prior to the date designated for the General Meeting, that is, on April 26, 2021. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform though the e-mail used for registration.

In the case of a attorney-in-fact / representative, he/she must register with his/her data at the same email address indicated above. After receiving the registration confirmation email, they must, through the link sent to the email informed in the registration, indicate each Shareholder that will represent and attach the documents indicated below. The attorney-in-fact will receive an individual e-mail about the qualification status of each Shareholder registered in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder may only vote at the General Meeting for Shareholders whose qualification has been confirmed by the Company.

The following documents must be sent by the shareholders and/or by their attorney-in-fact through the digital plataform indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body, issued no later than 03 (three) days in advance of the General Meeting;
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(b)	For individuals: identity document with photograph of shareholder;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the legal representation of the shareholder; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund‟s legal representative; and

(e)	if any of the Shareholders indicated in items (b) a (d) above is represented by a proxy, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation at the General Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this General Meeting, the Company will accept powers of attorney granted by Shareholders electronicly, provided that they are signed using the ICP-Brazil certification.

Exceptionally for this General Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or firm recognition of documents issued and signed in Brazil or annotation, legalization and registration in the Registration of Securities and documents in Brazil of those signed outside the country.

Furthermore, the Company will not require the sworn translation of documents that were originally drawn up in Portuguese, French, English or Spanish or that are accompanied by their translation in those same languages; required in other cases.

The following identity documents will be accepted, provided that with photo and current: RG, RNE, CNH, passport or officially recognized professional class cards.

After the regularity of the representation documents sent under the terms above is verified, they will be forwarded after the qualification to be confirmed by the Company by e-mail, for each shareholder (or their respective attorney-in-fact, as the case may be) who has made the regular registration, guidelines for accessing the digital platform, including, but not limited to, login and individual password, which will authorize only a single access to the General Meeting.

Such information and guidance will be forwarded exclusively to the e-mail address informed in the registration.

If the shareholder (or his respective attorney-in-fact, as the case may be) has not received the aforementioned guidelines, he should contact the Company, by e-mail

6

adm.societario@assai.com.br, with a copy to ri@assai.com.br and up to 2 (two) hours before the General Meeting start time, so that the guidelines are forwarded to you.

In case of need for additional documents and/or additional clarifications in relation to the documents sent for registration purposes, the Company will contact the shareholder (or its respective attorney-in-fact, as the case may be) to request such additional documents and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the digital platform within the period referred to above.

The accredited Shareholders undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the General Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable; and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the General Meeting.

Access to the General Meeting's electronic system will be restricted to Shareholders who are accredited until April 26, 2021 and enter the digital plan until the moment of the opening. On the date of the General Meeting, the link to access the digital platform will be available from 30 (thirty) minutes before the start time of the General Meeting, and the registration of the Shareholder's presence via the electronic system will only be done through the access via link , as instructed here.

Access to the digital platform must occur exclusively by computer, and the Company recommends that shareholders do tests and become familiar with the digital platform in advance, and access it at least 30 (thirty) minutes before the beginning of the General Meeting in order to to avoid possible operational problems with its use on the day of the General Meeting.

The Company shall not be liable for problems connecting the Shareholders or their representatives, or any other situation that is not under its control. Shareholders who do not receive the link to participate or have any other questions should contact the Investor Relations Department and/or Corporate Legal Department by e-mails ri@assai.com.br and societario@assai.com.br .

2.2.   Participation through a distance voting bulletin

Shareholders who have an interest in exercising their right to vote, through the Distance Voting Bulletin, pursuant to CVM Instruction 481, shall (a) complete the Distance Voting Bulletin, according to the guidelines contained therein; and (b) send it (i) directly to the Company by e-mail; (ii) the Share Registry Agent or (iii) to his/her respective custody agent (if he or she provides this type of service), following instructions:

1.     Sending the Distance Voting Bulletin directly to the Company: The Shareholder must send by e-mail, with notice of receipt to the Corporate Legal Department (adm.societario@assai.com.br the Distance Voting Bulletin (completed, initialed and signed, without the need for firm recognition, according to the guidelines contained

7

therein) accompanied by the copy of the documents listed in item 2.1 above. For this General Meeting, the Company will accept the Distance Voting Bulletin signed by electronic means, provided that it is signed using the ICP-Brazil certification; or

2.     Sending the Distance Voting Bulletin to the Custodian or the Share Registry Agent of the Company: Shareholders who own shares issued by the Company deposited in a central depositary may transmit the voting instructions for completing the Distance Voting Bulletin, through their respective custody agents, if they provide this type of service. Shareholders who do not have their shares deposited in a depositary center may transmit the voting instructions to the Company's Share Registry Agent, Itaú Corretora de Valores S.A., through the channels made available by it. The delivery of the Distance Voting Bulletin shall be subject to the rules, guidelines and deadlines set by each custodian or the Share Registry Agent, as the case may be. To this end, the Shareholder must contact them and verify the procedures, documents and information established by them for issuing the voting instructions by the Distance Voting Bulletin.

The Company made available 2 (two) Distance Voting Bulletin on the Company's website (http://ri.assai.com.br), the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br), one of them with the matters to be resolved at the Annual General Meeting and the other with the matters on the agenda of the Extraordinary General Meeting.

In all cases, for the Distance Voting Bulletin to take effect, April 21, 2021 (i.e. 7 (seven) days before the date of the General Meeting,) shall be the last day for receipt by one of the above forms, and not the last day for its submission. If the Distance Voting Bulletin is received after April 21, 2021, votes will not be counted.

2.2.1.  Establishing the Fiscal Council

It is important to highlight that the installation of the Fiscal Council, which will be included in the Distance Voting Bulletin for the Annual General Meeting, does not compose this Proposal, having been inserted in the Distance Voting Bulletin by regulatory requirement.

In this sense, the Management clarifies that, pursuant to its Bylaws, the Company already has a Statutory Audit Committee whose members are appointed by the Board of Directors – being composed of independent members of the Board itself and external – and that complies with (i) the mandatory requirements provided for in CVM Instruction No. 308 of May 14, 1999; (ii) the mandatory requirements provided for in the Regulation of the Novo Mercado corporate governance listing segment; and (iii) the regulatory requirements provided for by the Securities and Exchange Commission (SEC), considering that the Company has level III ADRs listed on the New York Stock Exchange- NYSE.

The Statutory Audit Committee has the legal duties of the Supervisory Board, including those required by the Sarbanes-Oxley Act, in line with the requirements relating to companies listed on the NYSE.

8

3.        MANAGEMENT’S PROPOSAL

The Company's Management submits to the General Meeting the following proposals.

(A)    ANNUAL GENERAL MEETING

I.	Approval of Financial Statements

Management proposes that should be approved the accounts of the administrators, the Management Report, the Financial Statements and the Opinion of the Independent Auditors for the fiscal year ended December 31, 2020, which obtained the favorable opinion of the Company's Audit Committee, as published on February 22, 2021 on the Company's Investor Relations page and on the cvm and B3 websites and published in the newspapers "Diário Oficial do Estado de Rio de Janeiro" and "Monitor Mercantil" on March 2, 2021.

Pursuant to article 9, section III, of CVM Instruction 481, the information set out below is set forth in section 10 of the Reference Form, pursuant to section 10 of Appendix 24 of CVM Standard 480, of December 7, 2009, as amended ("CVM Instruction 480/09"), reflect the Management's comments on the Company's financial condition:

II.         Destination of income for the fiscal year ended in December, 31st 2020.

The Company's management proposes that the results for the year ended December 31, 2020 should be the intended destination below, as detailed in Annex 2 in accordance with Annex 9-1-II of ICVM 481, in compliance with the provisions of Article 9, item II, of ICVM 481.

It is important to highlight that the values below differ from the allocation proposed in note 24.2, since the allocation of 5% (five percent) of the net profit value to the legal reserve would cause it to exceed 20% (twenty percent) of the share capital. Accordingly, the management proposes that only the amount is shown below be allocated to the legal reserve, which consequently impacts the amounts proposed for the distribution of dividends and the expansion reserve..

R$

Net Income for the Year	1.399.022.749,58
Legal Reserve	5.245.374,62
Interest on Equity/Dividends(*)	394.944.343,74
Reserve for Expansion	998.833.031,22

(*) Of this amount, interest on equity has already been declared and paid in the gross amount of R$ 310,000,000.00, of which R$ 263,500,000.00 is the net amount after deducting IRRF.

III.	Proposed global Compensation of Management and the Fiscal Council members

9

The Company's management proposes the overall remuneration of the directors and the Fiscal Council, if the shareholders require its installation, for the fiscal year 2021, in the total amount of R$ 92.332.869,71, distributed as follows:

1.	Board of Executive Officers: up to R$ 48.665.892,15, observed that this amount includes the expense arising from the contracts concluded with the Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

2.	Board of Directors: up to R$ 43.126.977,55, observed that this amount includes the expense arising from the contracts concluded with the members of the Board of Directors in relation to the Company's Stock Option Plans, which are not of the nature of remuneration for labor purposes.

3.	Fiscal Council (if installed): up to R$ 540.000,00.

In addition, pursuant to article 12, subparagraph II of CVM Instruction 481, the Company submits the information as seth forth by section 13 of the Reference Form, pursuant to item 13 of Annex 24 of CVM Instruction 480.

(B)    EXTRAORDINARY GENERAL MEETING

I.           Amendment to the Company’s Bylaws to Provide the Granting of Indenity Contracts

The execution of indemnity contracts can represent an important instrument for attracting and retaining executives. Thus, in the best interest of the Company and based on CVM Guidance Opinion 38/2019, it is proposed that the Bylaws contain express authorization for the signing of such contracts by the Company with administrators, upon prior approval by the Board of Directors of Company, provided that the minimum parameters established in the Bylaws are observed, including as to the cases in which the indemnity obligation by the Company should not apply.

The wording proposed for the indenity clause is set out in Annexes 4 and 5 of this Proposal.

II.	Exclusion of art. 45 of the Company’s Bylaws

The article 45 of the Bylaws provided that the effectiveness of certain clauses was subject to the entry into force of the Novo Mercado Participation Agreement. As this contract is already in force, the clause has lost its purpose and management recommends its exclusion.

III.       Approval of the consolidation of the Company’s Bylaws in order to incorporate the above changes

10

Subject to the approval of the deliberations contained in the preceding items, we propose that the Company's Bylaws be consolidated to reflect the changes proposed in the preceding items.

Pursuant to CVM Instruction 481, the origin and justification of each amendment to the Company's proposed Bylaws and the analysis of its legal and economic effects are detailed in Annex 4 to this Proposal and the proposed changes to the Company's Bylaws are highlighted in Annex 5 to this Proposal.

IV.        Approval for the valuation report of the spun-off portion of the Companhia Brasileira de Distribuição approved by the shareholders in item 4.7 of the Extraordinary General Meeting held on 12/31/20 ("EGM of the Spin-Off"), and which should have been included in Annex 4.7 (ii) but which was not provided in the version filed with the Board of Trade of the State of Rio de Janeiro ("JUCERJA"), to be attached to the minutes of this Extraordinary General Meeting so that it can be registered with JUCERJA as if it had been part of the EGM of the Spin-Off

Notwithstading the fact that the valuation report of the spun-off portion of Companhia Brasileira de Distribuição was approved at the Extraordinary Shareholders' Meeting, as per item 4.7, the report was not included as one of the attachments to the version filed with JUCERJA. Thus, it is necessary that the appraisal report be attached to the minutes of the Genereal Meeting so that it can be registered with JUCERJA as if it had been mentioned in the mentioned EGM of the Spin-Off.

The evaluation report is available on the Company's website (https://ri.assai.com.br, on this website access Financial Information, then CVM Documents, choose 2020 and locate the document “Valuation report at book value of assets net for spin-off with merger - CBD ”) and the Securities and Exchange Commission (www.cvm.gov.br, on this website access the category“ Economic and Financial Data ”and select the report file).

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Annex 1

Company's Financial Situation
(Reference Form Item 10)

10.1 General financial and equity conditions

Introduction

The following comments should be read in conjunction with our individual and consolidated financial statements for the fiscal year ended December 31, 2020, issued on February 22, 2021, including the Explanatory Notes.

At a meeting of the Board of Directors held on September 9, 2020, the beginning of studies for the segregation of the Company from Grupo Pão de Açúcar (“GPA”) was authorized through a partial spin-off operation (“Spin-off”).

The Spin-off was preceded by the transfer of the equity interest in Exito held by the Company and the transfer of certain operating assets to GPA.

The purpose of the Spin-off was to unlock the full potential of the Company's business, allowing it to operate autonomously, with separate management, focused on the business model and market opportunities. Additionally, the Spin-off will allow direct access to the capital market and other sources of financing.

With the implementation of the Spin-off, the shares issued by the Company held by GPA were distributed to GPA shareholders, in the exact proportion of the shares they hold in GPA's share capital. The above-mentioned distribution occurred after the Company obtained the listing of the shares issued by it in the Novo Mercado segment of B3 S.A. – Brazil, Bolsa, Balcão, together with the listing of ADSs (American Depositary Securities) representing shares of the Company on the New York Stock Exchange (NYSE).

On December 11, 2020, the Company was registered as a publicly held company in category “A” before the Brazilian Securities and Commission (CVM), pursuant to CVM Instruction No. 480/2009.

On February 10, 2021, the request for listing and admission of the shares issued by the Company on the Novo Mercado of B3 S.A. was granted. – Brazil, Bolsa, Balcão and on February 12, 2021, the request for listing of American Depositary Securities (“ADS”) issued by the Company on the New York Stock Exchange (“NYSE”) was granted.

The amounts in the 2019 income statement are being restated due to the deconsolidation of the Exito Group. Further details are given in note 1.2 to the Financial Statements of December 31, 2020.

(a) General financial and equity conditions

In 2020, the Company, through its Assai brand strengthened its presence in the Brazilian market with the opening of 19 new stores in the Brazilian territory, completing another

12

year of strong expansion and success for the brand, with a 14% growth in the sales area, confirming the strategy of expanding the cash and carry model already incorporated into the routine of its customers.

The Company ended 2020 with 184 self-service wholesale stores in operation in 23 Brazilian states and the Federal District, making it possible to end the year with net sales of BRL$ 36.0 billion, with a growth of 28%, as well as presenting the continuity in advancing the flow of customers, gains in market share and the evolution of profitability, mainly as a result of: (i) the excellent performance of Assai stores opened in the year and the fact that expansion process fully matured in the previous years; and (ii) the dilution of the operating expenses.

In 2020, it registered important advances, even in the midst of the COVID-19 pandemic and in a challenging economic and consumption scenario strongly impacted by high unemployment rates: gross revenue in Brazil had an increase of 29.3% in relation to the previous year, closing 2020 at BRL$ 39.5 billion. It also recorded 26.7% growth in adjusted EBITDA by Equity Income and Other Operating Income and Expenses, which totaled BRL$ 2.7 billion, and BRL$ 1.4 billion in net income.

The leverage level reached 1.60x net debt / adjusted EBITDA, showing an improvement compared to 2019 (-1,71x).

Throughout 2020, we amortized part of the loans and interest incurred in the period, in the total amount of BRL$ 1,790 million.

Shareholders' equity totaled BRL$ 1.410 billion, a reduction of 85.5% when compared to 2019.

The Company has had a comfortable liquidity situation over the past few years. At the end of 2020, the Company's current liquidity ratio was 0.98x, compared to 0.91x in 2019 and 0.83x in 2018.

Thanks to a strong generation of operating cash flow in the period, the liquidity ratio remains stable even with a high level of investment. The Company analyzes liquidity ratios in order to identify possible fundraising needs or cash availability for future investments.

As approved at the Extraordinary General Meeting held on December 31, 2020, 6 gas stations and the Exito Group operation were transferred to Companhia Brasileira de Distribuição (GPA). In 2020, cash and carry unity, depicted from operations transferred to GPA, presented strong operating cash generation (BRL$ 2.1 billion) and pre-IFRS 16 adjusted net debt / EBITDA of -1.76x (vs - 3.77x in 2019).

BRL$ million	2020	2019	2018
Current assets	8349	12282	4198
Pre-IFRS16 Current Liabilities	8551	13526	5044
Current liquidity ratio	0.98	0.91	0.83

Indebtedness

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(BRL$ million)	12/31/2020	12/31/2019	12/31/2018
Short-term debt	(2.063)	(1.443)	(633)
Loans and financing	(223)	(287)	(633)
Debentures	(1.840)	(1.156)	-
Long-term debt	(5.700)	(7.338)	(93)
Loans and financing	(941)	(611)	(93)
Debentures	(4.759)	(6.727)	-
Total gross debt	(7.763)	(8.781)	(726)
Cash and financial investments	3,532	5,026	1,411
Net debt	(4.231)	(3.755)	685
Adjusted EBITDA	2.591	2.130	1.563
Unpaid credit card receivables portfolio	80	28	38
Net debt including unpaid credit card receivables	(4.151)	(3.727)	723
Net debt including unpaid credit card receivables / Adjusted EBITDA	-1,60	-1,71	0,46

The Company ended 2020 with leverage of 1.60x net debt / adjusted EBITDA, showing an improvement compared to 2019 (-1.71x). The net debt, adjusted for the balance of unpaid receivables, totaled BRL$ 4,151 million in 2020. Excluding Éxito from the 2019 position, the net debt of 2020 presents a reduction of BRL$ 2,412 million, the result of a strong generation of operating cash flow after investments of BRL$ 931 million, in addition to receiving BRL$ 1,399 million in dividends from Exito and BRL$ 505 million in SLB operations.

The Company ended 2020 with a robust financial position, with BRL$ 3,532 million in cash, equivalent to 1.71x the short-term debt position. Finally, the balance of unpaid receivables totaled BRL$ 80 million.

The gross debt decreased by BRL$1.018 billion, totaling BRL$ 7.763 billion in the period. Of this total, approximately BRL$ 6.599 billion refers to the issuance of debentures, with CDI rates + 1.60% p.a. the CDI + 2.20% p.a. and maturity from 2020 to 2023 (Sendas 1st issue in 4 series) for the acquisition of Exito.

For more information, see item 10.1.h.

(b) capital structure

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(BRL$ million)	12.31.2020	AH 2020.2019.	12.31.2019	AH 2019.2018.	12.31.2019
Liabilities (Current and Non-Current)	17,411	92.5%	26,204	73.0%	6,841
Total Shareholders' Equity	1,410	7.5%	9,701	27.0%	4,092
Total Liabilities and Stockholders' Equity	18,821	100.0%	35,905	100.0%	10,933

We have shown above the composition of the Company's capital structure for the periods indicated, considering as a percentage of equity the amount resulting from total shareholders' equity divided by total liabilities (current and long term), and as a percentage of third-party capital the amount resulting from the sum of current and long-term liabilities divided by total liabilities (current and long term) and shareholders' equity.

(c) ability to pay in relation to financial commitments

The Executive Board believes that the cash flow, as well as the resources currently available, guarantee the Company full capacity to pay all short- and long-term financial commitments.

(d) sources of financing for working capital and for investments in long term assets used by the Company

Fundraising in 2020, 2019 and 2018 was carried out through: (A) financial contracts that represent: (i) financing denominated in reais with an obligation to pay principal and interest rate linked to the DI rate; (ii) financing denominated in foreign currency, which is immediately “exchanged” in its entirety for payment obligations denominated in reais and with an interest rate pegged to the DI rate, through swap operations; (B) funding in the capital market through the issuance of debentures; (C) cash generation through its operation; and (D) prepayment of receivables.

Also, in relation to 2019, fundraising also took place through financing denominated in COP for international operations in Colombia.

In 2020, 2019 and 2018, there were no difficulties in obtaining financing or refinancing existing debt.

(e) sources of financing for working capital and for investments in long term assets that the Company intends to use to cover liquidity deficiencies

In the opinion of the Executive Board, the sources of financing used in the fiscal years ended on December 31, 2020, 2019 and 2018 are adequate and will continue to be used by the Company as sources of financing, if necessary.

(f) Levels of indebtedness and the characteristics of such debts as well as whether the issuer has complied with these restrictions

i. Relevant loan and financing contracts

The tables below show the Company's indebtedness with financial institutions and the funds raised in the capital market on December 31, 2020, 2019 and 2018. Debt composition, including: (i) loans and financing and (ii) debentures.

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In BRL$ million

	Average rate	12.31.2020	12.31.2019	12.31.2019
Debentures
Debentures	CDI + 2.44% p.a.	6,644	7,962	-
Cost of funding		(45)	(79)	-
		6,599	7,883	-
Loans and financing
In national currency
BNDES	3.72% p.a.	-	23	30
Working Capital	TR + +9.8% p.a.	72	84	95
Working Capital	CDI + 1.97% p.a.	910	500	-
Swap contracts		(11)	(10)	(9)
Cost of funding		(14)	(13)	(2)
		957	584	114
In foreign currency
Working Capital	IBR3M + 2%	-	46	275
Working Capital	USD + 2.35%	264	287	380
Swap contracts		(57)	(18)	(43)
Cost of funding		-	(1)	-
		207	314	612
total		7,763	8,781	726

16

Maturity schedule of loans and financing, including derivatives in long term assets and liabilities.

Maturity	12.31.2020
From 1 to 2 years	2,484
From 2 to 3 years	2,790
From 3 to 4 years	224
From 4 to 5 years	224
After 5 years	8
Subtotal	5,730

Cost of funding	(30)
total	5,700

Financing of working capital, swap and consumer financing by intervention.

Financing of working capital and Debentures

The Company uses the issuance of debentures to strengthen the working capital, maintain its cash strategy, extend its debt and investment profile. The debentures issued are not convertible into shares, have no renegotiation clauses and are not guaranteed.

In connection with the issuance of debentures and the promissory notes made and part of the foreign currency loan operations, the Company has an obligation to maintain financial ratios. These ratios are calculated quarterly based on the Company's consolidated financial statements prepared in accordance with accounting practices adopted in Brazil, being: (i) net debt (debt less cash and accounts receivable) / shareholders' equity; and (ii) consolidated net debt / EBITDA ratio, as shown in the table below. As of December 31, 2020, the Company was in compliance with these ratios.

In addition, the instrument of the 1st issue of debentures of the Company provides for a restrictive clause that determines limitations on the distribution of dividends above the legal minimum and an increase in indebtedness for acquisitions of other companies.

17

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years ended on December 31, 2020, there was no event that would have brought forward its debts.

Swaps

The Company makes use of swap operations of 100% of the funding in US dollars and fixed interest rates, exchanging these obligations for the Brazilian currency unit Real linked to the CDI interest rates (floating). These contracts have the same term as the debt and protect interest and principal and are signed with the same economic group. The CDI's weighted average annual rate in December 2020 was 2.76% (5.96% as of December 31, 2019).

In BRL$ million

				Date
Description	Type	Issuance value	Outstanding debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in reais)	12.31.2020
1st Issue of promissory notes - 2nd series	Non-preferred	50	1	07.04.2019	07.05.2021	CDI + 0.72% p.a.	52,998,286	53
1st Issue of promissory notes - 3rd series	Non-preferred	50	1	7.4.2019	7.4.2022	CDI + 0.72% p.a.	52,998,286	53
1st Issue of promissory notes - 4th series	Non-preferred	250	5	7.4.2019	7.4.2023	CDI + 0.72% p.a.	52,998,286	267
1st Issue of promissory notes - 5th series	Non-preferred	200	4	7.4.2019	7.4.2024	CDI + 0.72% p.a.	52,998,286	214
1st Issue of promissory notes - 6th series	Non-preferred	200	4	7.4.2019	7.4.2025	CDI + 0.72% p.a.	52,998,286	213
1st Issue of Debentures - 2nd series	Non-preferred	2,000	200,000	9.4.2019	8.20.2021	CDI + 1.74% p.a.	876	1,762
1st Issue of Debentures - 3rd series	Non-preferred	2,000	200,000	9.4.2019	8.20.2022	CDI + 1.95% p.a.	1,004	2,033
1st Issue of Debentures - 4th series	Non-preferred	2,000	200,000	9.4.2019	8.20.2023	CDI + 2.20% p.a.	1,005	2,049
Cost of funding								(45)
								6,599
18

Leasing obligations

The Company has adopted since January 1, 2019, with retrospective application, CPC 06 (R2) “Lease”

When signing a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration. In this situation, the Company records an asset for the right to use, and a lease obligation as a liability.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company evaluates its leasing contracts in order to identify rental relationships for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000 (five thousand dollars), provided that there is no option to purchase the item implied in the contract.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease. Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The total amounts recorded for lease agreements are shown in the table below:

In BRL$ million

	12.31.2020	12.31.2019	12.31.2019
Financial lease liabilities - minimum payments:
Up to 1 year	172	404	81
From 1 to 5 years	866	1,323	347
19

More than 5 yeas	1,738	2,024	752
Present value of financial leasing contracts	2,776	3,751	1,180

Future financing charges	2,478	2,347	1,141
Gross value of financial leasing contracts	5,254	6,098	2,321

ii. Other long-term relationships with financial institutions

We currently do not have any relevant long-term relationships with financial institutions for the years ended December 31, 2020, 2019 and 2018, in addition to those already described in item 10.1 (f) of this Reference Form.

iii. Degree of subordination between our debts

The Executive Board informs that the degree of subordination between the Company's debts is determined in accordance with the provisions of the legislation in force.

iv. Any restrictions imposed in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions.

The instruments for the issuance of debentures and promissory notes provide for restrictive clauses that, among others, determine debt ratio and limits (financial covenants), limitations on the sale of assets and corporate restructuring operations (sale, spin-off, merger, incorporation, or transfer of corporate control). There are also loan contracts and financing instruments of the Company and its subsidiaries that, as the case may be, also contain restrictive clauses that limit the events indicated above, including:

•        loan and financing contracts in national and foreign currency;

•        Adhesion contract to the Financial Risks Protection System - Derivatives (swap, term and options).

Additionally, the instrument of the 1st issuance of Company debentures provides for a restrictive clause that determines dividend distribution limitations above the legal minimum and an increase in indebtedness for acquisitions of other companies.

The Company has been complying with all the restrictive clauses and, in the last 3 fiscal years, there was no event that would have brought forward its debts.

(g) Limits of financing already contracted, percentages already used.

In December 2020, there were no credit limits contracted and not used. In 2019, the Company had BRL$ 400 million of limits available through "revolving lines".

(h) Significant changes in each item of the financial statements

20

At the Extraordinary General Meeting held on December 31, 2020, the Company's shareholders approved the proposal for corporate reorganization, as disclosed in note 1.2 of the Financial Statements of 12.31.2020.

21

Profit and Loss Statement

	CONSOLIDATED ASSAÍ
Income Statement	12.31.2020	AH 2020.2019.	12.31.2019	AH 2019.2018.	12.31.2019
BRL$ - Millions			Resubmitted

Gross Sales Revenue	39,536	29.3%	30,574	21.8%	25,092
Net Revenue from the Sale of Goods and / or Services	36,043	28.3%	28,082	22.0%	23,017
Cost of Goods Sold and / or Services	(30,095)	29.0%	(23,327)	23.8%	(18,835)
Depreciation and Amortization - Cost	(34)	54.5%	(22)	120.0%	(10)
Gross profit	5,914	25.0%	4,733	13.4%	4,172
Selling Expenses	(2,811)	23.7%	(2,273)	19.1%	(1,908)
General and Administrative Expenses	(435)	23.6%	(352)	28.0%	(275)
Equity Pick-up Result	209	at	-	at	-
Other Operating Expenses, Net	(97)	781.8%	(11)	266.7%	(3)
Total Operating Profit	2,780	32.6%	2,097	5.6%	1,986
Depreciation and amortization	(503)	27.3%	(395)	26.2%	(313)
Operating Profit. before taxes and financial rec (expenses) -bit	2,277	33.8%	1,702	1.7%	1,673
Financial income	343	45.3%	236	-215.7%	(204)
Financial expenses	(786)	80.3%	(436)	-619.0%	84
Net financial result	(443)	121.5%	(200)	66.7%	(120)
22

Profit (loss) before income tax and social contribution	1,834	22.1%	1,502	-3.3%	1,553
Income tax and social contribution	(436)	2.3%	(426)	-10.7%	(477)
Net Income from Continuing Operations	1,398	29.9%	1,076	0.0%	1,076
Net Income from Discontinued Operations	-	-100.0%	(16)	at	-
Net Profit (Loss) for the Year	1,398	31.9%	1,060	-1.5%	1,076
Participation of Non-Controlling Shareholders	-	-100.0%	(13)	at	-
Profit (Loss) of Controlling Shareholders	1,398	33.5%	1,047	-2.7%	1,076

Comments on December 31, 2020 changes vs. 12/31/2019

	CONSOLIDATED ASSAÍ
Income Statement - Consolidated	12.31.2020	12.31.2019	AH 2020.2019.	12.31.2019	AH 2019.2018.
Gross Sales Revenue	39,536	30,574	29.3%	25,092	21.8%
Net Revenue from the Sale of Goods and / or Services	36,043	28,082	28.3%	23,017	22.0%
Gross profit	5,914	4,733	25.0%	4,172	13.4%
Gross Margin	16.4%	16.9%	0.5 p.p.	18.1%	-1.2 p.p.
Selling Expenses	(2,811)	(2,273)	23.7%	(1,908)	19.1%
General and Administrative Expenses	(435)	(352)	23.6%	(275)	28.0%
General and Administrative sales expenses	(3,246)	(2,625)	23.7%	(2,183)	20.2%
% of Net Revenue	-9,0%	-9,3%	0,3 p.p.	-9.5%	0.2 p.p.
23

Equity Pick-up Result	209	-	at	-	at
Other Operating Expenses, Net	(97)	(11)	781.8%	(3)	266.7%
Depreciation and amortization	(503)	(395)	27.3%	(313)	26.2%
Net financial result	(443)	(200)	121.5%	(120)	66.7%
% of Net Revenue	-1.2%	-0.7%	-0,5 p.p.	-0,5%	-0,2 p.p.
Profit (Loss) of Controlling Shareholders	1,398	1,047	33.5%	1,076	-2.7%

24

Net operating revenue

The Company's net operating revenue increased 28.3% in 2020, from BRL$ 28.082 billion in 2019 to BRL$ 36.043 billion in 2020.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years, in 2020 we had the opening of 19 new stores (22 stores in 2019), contributing to the 14% growth in the sales area, confirming the assertiveness of the model's expansion strategy.

Gross profit

In 2020, gross profit totaled BRL$ 5.914 billion, an increase of BRL$ 1.181 billion or 25.0% compared to December 31, 2019. Gross margin reached 16.4%, a level 0.5 pp lower than 2019, explained by the deconsolidation of Éxito in 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses went from BRL$ 2.625 billion in 2019 to BRL$ 3.246 billion in 2020, an increase of 23.7%, lower than the growth of net sales, even with the opening of 19 new stores and the establishing of the business model in 2 new states (Maranhao and Roraima), as a result of the strict control of expenses and productivity gains.

Other net Operating Income and Expenses

Other Operating Income and Expenses went from BRL$ 11 million in 2019 to BRL$ 97 million in 2020. The increase is mainly related to the expenses of the corporate restructuring.

Depreciation and amortization

In 2020, depreciation and amortization totaled BRL$ 537 million, representing an increase of 28.8% compared to depreciation and amortizations of BRL$ 417 million in 2019 This increase was mainly due to the depreciation and amortization of new investments made in 2020.

Net Financial Result

In 2020, the net financial result totaled an expense of BRL$ 443 million, representing 1.2% of net revenue (0.7% in 2019). This increase is mainly impacted by the positive variation of the CDI and an increase in the cost of debt of BRL$ 158 million when compared to 2019.

Net profit

The consolidated net profit of the Company's controlling shareholders in 2020 was BRL$ 1.398 billion (BRL$ 1.047 billion in 2019), representing an increase of 33.5%, as a result of the better operating performance and efficiency of the strategies adopted by the Company.

25

As approved at the Extraordinary General Meeting held on December 31, 2020, 6 gas stations and the Éxito Group operation were transferred to Companhia Brasileira de Distribuição (GPA). The result of the cash & carry activity, shown in the transactions transferred to GPA, reached a gross revenue of BRL$ 39.369 billion in 2020 with a growth of 29.6% and a net revenue of BRL$ 35.950 billion with an advance of 29.3%, in line with the expansion plan. Gross margin, despite the large number of maturing stores, reached 16.4% (0.1 p.p lower than 2019). Expenses decreased by +0.5 p.p vs 2019, thanks to productivity gains and commodity inflation. Adjusted EBITDA reached BRL$2.696 billion and grew by + 38.4%, higher than the evolution of gross revenue, with a margin increase of +0.5 pp Net income reached BRL$ 1.003 billion with a margin of 2.8%.

Comments on December 31, 2019 fluctuations, vs. December 31, 2018

Net operating revenue

The Company's net operating revenue increased 22.0% in 2019, from BRL$ 23.017 billion in 2018 to BRL$ 28.082 billion in 2019.

The increase in net revenue is in line with the expansion plan that the Company's Management has been carrying out in recent years, in 2019 we had a record store opening with 22 stores (18 stores in 2018), contributing to the growth of 20% in the sales area, confirming the model's expansion strategy.

Gross profit

In 2019, gross profit totaled BRL$ 4.733 billion, an increase of BRL$ 561 million or 13.4% compared to December 31, 2018. Gross margin reached 16.9%, a level 1.2 pp lower than 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from BRL$ 2.183 billion in 2018 to BRL$ 2.625 billion in 2019, an increase of 20.2%, significantly lower than the growth in net sales, even with the opening of 22 new stores and the entry the establishing of the business model in 3 new states (Tocantins, Amapa and Rondonia), as a result of strict control of expenses and productivity gains.

Other net Operating Income and Expenses

Other Operating Income and Expenses went from BRL$ 3 million in 2018 to BRL$ 11 million in 2019. The increase is related to expenses with legal disputes.

Depreciation and amortization

In 2019, depreciation and amortization totaled BRL$ 417 million, representing an increase of 29.1% compared to depreciation and amortization of BRL$ 323 billion in 2018. This increase was mainly due to the depreciation and amortization of new investments made in 2019.

Net Financial Result

26

In 2019, the net financial result totaled an expense of BRL$ 200 million, representing 0.7% of net revenue (0.5% in 2018). Despite the reduction in the average CDI rate from 6.4% in 2018 to 4.9% in 2019, there was an increase in the cost of debt due to the issuance of debentures for the acquisition of Grupo Exito.

Net profit

The consolidated net profit of the Company's controlling shareholders in 2019 was BRL$ 1.047 billion (BRL$ 1.076 billion in 2018), representing a reduction of 2.7%, impacted by the non-recurring expenses for the acquisition of Exito. Excluding these expenses, the net income would have increased by approximately 6.1% when compared to 2018.

27

Financial Statement

Fiscal years ended on December 31, 2020, 2019 and 2018

Financial Statement - Consolidated Assets

(BRL$ million)	12/31/2020	Av.	AH 2020.2019.	12/31/2019	Av.	AH 2019.2018.	12.31.2019	Av.

Current assets	8,349	44.4%	-32.0%	12,282	34.2%	192.6%	4,198	38.4%
Cash and cash equivalents	3,532	18.8%	-29.7%	5,026	14.0%	256.2%	1,411	12.9%
Receivables	182	1.0%	-62.9%	491	1.4%	258.4%	137	1.3%
Inventories	3,739	19.9%	-28.0%	5,190	14.5%	132.2%	2,235	20.4%
Recoverable Taxes	768	4.1%	-31.4%	1,119	3.1%	231.1%	338	3.1%
Assets held for sale	-	0.0%	-100.0%	52	0.1%	at	-	0.0%
Derivative instruments	57	0.3%	96.6%	29	0.1%	-32.6%	43	0.4%
Other receivables	34	0.2%	-83.5%	206	0.6%	505.9%	34	0.3%
Other current assets	37	0.2%	-78.1%	169	0.5%	at	-	0.0%

Non-current assets	10,472	55.6%	-55.7%	23,623	65.8%	250.7%	6,735	61.6%
Recoverable Taxes	866	4.6%	-10.0%	962	2.7%	3.6%	929	8.5%
28

Derivative instruments	11	0.1%	0.0%	11	0.0%	22.2%	9	0.1%
Related parties	178	0.9%	83.5%	97	0.3%	781.8%	11	0.1%
Judicial deposits	134	0.7%	10.7%	121	0.3%	2.5%	118	1.1%
Other receivables	-	0.0%	-100.0%	37	0.1%	at	-	0.0%
Other long-term assets	1	0.0%	-98.8%	84	0.2%	at	-	0.0%
Investments	769	4.1%	140.3%	320	0.9%	at	-	0.0%
Investment property	-	0.0%	-100.0%	3,051	8.5%	at	-	0.0%
Fixed Assets	7,476	39.7%	-49.0%	14,652	40.8%	214.8%	4,655	42.6%
Intangible Assets	1,037	5.5%	-75.8%	4,288	11.9%	323.3%	1,013	9.3%

Current Assets Total	18,821	100.0%	-47.6%	35,905	100.0%	228.4%	10,933	100.0%

Financial Statement - Consolidated Liabilities

(BRL$ million)	12.31.2020	Av.	AH 2020.2019.	12.31.2019	Av.	AH 2019.2018.	12.31.2018	Av.

Current Liabilities	8,723	46.3%	-37.4%	13,930	38.8%	171.8%	5,125	46.9%
Suppliers	5,058	26.9%	-48.2%	9,770	27.2%	170.9%	3,607	33.0%
Lease liabilities	172	0.9%	-57.4%	404	1.1%	398.8%	81	0.7%
Loans and financing	280	1.5%	-11.4%	316	0.9%	-53.3%	676	6.2%
29

Debentures	1,840	9.8%	59.2%	1,156	3.2%	at	-	0.0%
Salaries and social charges	371	2.0%	-35.1%	572	1.6%	132.5%	246	2.3%
Payable Taxes and contributions	104	0.6%	-68.2%	327	0.9%	155.5%	128	1.2%
Payable Income tax and social contribution	424	2.3%	at	-	0.0%	at	-	0.0%
Payable Dividends and interest on equity	22	0.1%	100.0%	11	0.0%	at	-	0.0%
Related parties	41	0.2%	-73.0%	152	0.4%	46.2%	104	1.0%
Deferred Revenues	227	1.2%	-18.1%	277	0.8%	75.3%	158	1.4%
Minority interest purchasing obligation	-	0.0%	-100.0%	466	1.3%	at	-	0.0%
Other current liabilities	184	1.0%	-61.6%	479	1.3%	283.2%	125	1.1%

Non-current Liabilities	8,688	46.2%	-29.2%	12,274	34.2%	615.3%	1,716	15.7%
Lease liabilities	2,604	13.8%	-22.2%	3,347	9.3%	204.5%	1,099	10.1%
Loans and financing	952	5.1%	53.1%	622	1.7%	509.8%	102	0.9%
Debentures	4,759	25.3%	-29.3%	6,727	18.7%	at	-	0.0%
Deferred income and social contribution taxes	82	0.4%	-93.1%	1,191	3.3%	349.4%	265	2.4%
Provision for legal claims	282	1.5%	-19.2%	349	1.0%	47.9%	236	2.2%
Deferred Revenues	1	0.0%	-50.0%	2	0.0%	-50.0%	4	0.0%
Other long-term liabilities	8	0.0%	-77.8%	36	0.1%	260.0%	10	0.1%

Shareholders' Equity	1,410	7.5%	-85.5%	9,701	27.0%	137.1%	4,092	37.4%
Share capital	761	4.0%	-82.8%	4,421	12.3%	88.0%	2,351	21.5%
Capital reserves	4	0.0%	-77.8%	18	0.1%	12.5%	16	0.1%
30

Profit Reserves	645	3.4%	-74.2%	2,497	7.0%	44.8%	1,725	15.8%
Other comprehensive results	-	0.0%	-100.0%	162	0.5%	at	-	0.0%
Participation of non-controlling shareholders	-	0.0%	-100.0%	2,603	7.2%	at	-	0.0%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,821	100.0%	-47.6%	35,905	100.0%	228.4%	10,933	100.0%

31

December 31, 2020 vs. 12.31.2019

Asset

Current

Cash and cash equivalents

In 2020, cash and cash equivalents totaled BRL$ 3.532 billion, a reduction of BRL$ 1.494 billion compared to 2019, mainly related to the deconsolidation of the Exito Group. Cash and cash equivalents represented 18.8% of total assets on December 31, 2020 compared to 14.0% on December 31, 2019.

Receivables

As of December 31, 2020, the balance of accounts receivable totaled BRL$ 182 million, a reduction of BRL$ 309 million in relation to the balance of 2019. This variation is mainly due to the deconsolidation of the Exito Group, contributing to a decrease of BRL$ 384 million.

Inventories

Inventories decreased 28.0%, from BRL$ 5.190 billion in 2019 to BRL$ 3.739 billion in 2020, representing a reduction of BRL$ 1.451 billion. This reduction is impacted by the deconsolidation of Exito in the amount of BRL$ 2.993 billion. As of December 31, 2020, inventories represented 19.9% of total assets and 14.5% as of December 31, 2019, which also demonstrates a greater operational efficiency of the Company's management in managing inventories during the pandemic period. , even with the opening of 19 stores in 2020.

Taxes recoverable (current and long term)

As of December 31, 2020, the balance of recoverable taxes decreased by 21.5%, from BRL$ 2.081 billion in 2019 to BRL$ 1.634 billion, that is, a reduction of BRL$ 447 million, of which BRL$ 570 million refer to the deconsolidation balance of the Exito group. Other variations in this caption are mainly related to the registration of ICMS credit on the transaction in the amount of BRL$ 123 million.

Other accounts receivable and Other assets (current and long term)

As of December 31, 2020, other assets decreased 85.5%, from BRL$ 496 million in 2019 to BRL$ 72 million in 2020, a variation of BRL$ 424 million, mainly due to the deconsolidation of the Exito Group which impacted BRL$ 521 million and the receipt of

32

BRL$ 97 million resulting from the sale of stores in the Sale Leaseback operation carried out in the last quarter of 2019 and other amounts receivable.

Non-current assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as recoverable taxes, other accounts receivable and other assets that were presented in current, went from BRL$ 3.280 billion in 2019 to BRL$ 323 million in 2020. The reduction of BRL$ 2.957 billion is mainly explained by the deconsolidation of the Exito Group.

Investment

In 2020, the Company started to have a 17.8% interest in FIC, through Bellamar, and the investment amount of BRL$ 769 million refers to the acquisition value of this interest. The investment amount of BRL$ 320 in 2019 corresponds to the investments of Grupo Exito, which was deconsolidated by the Company in 2020, as informed in item 10.1.

Investment property

The balance in 2019, in the amount of BRL$ 3.051 billion, is related to the Exito Group's investment property, which was deconsolidated in 2020, see note 10.1.

Fixed Assets

In 2020, fixed assets decreased 49.0%, from BRL$ 14.652 billion in 2019 to BRL$ 7.476 billion. This reduction of BRL$ 7.176 billion is represented by: (i) BRL$ 2.788 billion of addition, (ii) BRL$ 621 million of remeasurement related to IFRS 16 / CPC 06 (R2), (iii) BRL$ 10.504 billion of the deconsolidation of Grupo Exito, (iv) BRL$ 1.262 billion depreciation, (v) BRL$ 924 million from write-offs and transfers, (vi) BRL$ 1.970 billion exchange variation on the conversion from Exito’s assets, (vii) BRL$ 135 million from corporate restructuring. As of December 31, 2020, property, plant, and equipment represented 39.7% of total assets compared to 40.8% on December 31, 2019. Property, plant, and equipment balances include the right of use in the amount of BRL$ 2.429 billion on December 31, 2020 and BRL$ 3.495 billion on December 31, 2019.

Intangible Asset

In 2020, intangible assets decreased by BRL$ 3.251 billion, from BRL$ 4.288 billion in 2019 to BRL$ 1.037 billion. The reduction is mainly related to the deconsolidation of the Exito Group, whose balance was BRL$ 3.281 billion on December 31, 2020. As of December 31, 2020, intangible assets represented 5.5% of total assets compared to 11.9% on December 31, 2019.

33

Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 9.770 billion in 2019 to BRL$ 5.058 billion in 2020 This variation of BRL$ 4.712 billion was mainly due to the deconsolidation of the Exito Group with a balance of BRL$ 6.449 billion and to the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2020, the balance of suppliers represented 26.9% of total liabilities, including shareholders' equity, compared to 27.2% on December 31, 2019.

Lease liabilities (current and long term)

In 2020, the lease liability decreased by BRL$ 975 million, from BRL$ 3.751 billion in 2019 to BRL$ 2.776 billion in 2020. The reduction is basically represented by Grupo Exito's lease liabilities of BRL$ 2.416 billion and the addition of new contracts in the amount of BRL$ 3.391 billion.

Loans and financing (current and long term)

In 2020, loans and financing, including debentures, decreased 11.2%, from BRL$ 8.821 billion in 2019 to BRL$ 7.831 million in 2020. These loans and financing represented 41.6% of total liabilities on December 31, 2020, including shareholders' equity, compared to 24.6% on December 31, 2019. The reduction of BRL$ 990 million in loans and financing, including debentures, is mainly related to the payment of BRL$ 8 billion long-term debentures for the acquisition of Grupo Exito.

Salaries and social charges

In 2020, liabilities with social and labor obligations decreased by BRL$ 201 million, from BRL$ 572 million in 2019 to BRL$ 371 million, the variation of which is mainly due to the deconsolidation of the Exito Group, with an impact of BRL$ 375 million and an increase of BRL$ 174 million due to the opening of new stores.

Other liabilities and Obligation to purchase minority interest (current and long term)

The other liabilities decreased by BRL$ 789 million, from BRL$ 981 million in 2019 to BRL$ 192 million in 2020, mainly impacted by the put option of minority shareholders of the entity Grupo Disco del Uruguay SA for the amount of BRL$ 636 million and BRL$ 236 million resulting from the Exito Group and which were deconsolidated in 2020.

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Non-current

Deferred income and social contribution taxes

In 2020, deferred income tax and social contribution liabilities decreased 93.1%, from BRL$ 1.191 billion in 2019 to BRL$ 82 million, representing a reduction of BRL$ 1.109 billion, mainly due to: BRL$ 208 million of unrealized gains from tax credits and hedge operations; and ii) BRL$ 883 million from Grupo Exito.

Provision for legal claims

In 2020, the provision for legal claims decreased 19.2%, from BRL$ 349 million in 2019 to BRL$ 282 million in 2020, related to the provisioning of social security and labor claims, partially offset by reversals and payments, in addition to the deconsolidation of the Exito Group. As of December 31, 2020, the provision for legal claims represented 1.5% of total liabilities, including shareholders' equity, compared to 1.0% on December 31, 2019.

Shareholders’ Equity

Shareholders' equity decreased by BRL$ 8.291 billion, from BRL$ 9.701 billion in 2019 to BRL$ 1.410 billion in 2020, this reduction is mainly due to the Company's spin-off process, see note 10.1.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2020 and December 31, 2019.

December 31, 2019 vs. 12.31.2018

Asset

Current

Cash and cash equivalents

In 2019, cash and cash equivalents totaled BRL$ 5.026 billion, an increase of BRL$ 3.615 billion compared to 2018, mainly related to the consolidation of the Exito Group, which added BRL$ 3.150 billion in 2019 compared to 2018. Cash and cash equivalents represented 14.0% of total assets on December 31, 2019 compared to 12.9% on December 31, 2018.

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Receivables

As of December 31, 2019, the balance of accounts receivable totaled BRL$ 491 million, an increase of BRL$ 354 million compared to the balance of 2018. This variation is mainly due to the consolidation of the Exito Group, contributing to an increase of BRL$ 303 million.

Inventories

Inventories increased 132.2%, from BRL$ 2.235 billion in 2018 to BRL$ 5.190 billion in 2019, representing an increase of BRL$ 2.955 billion. This increase is impacted by Exito's contribution of BRL$ 2.418 billion. As of December 31, 2019, inventories represented 14.5% of total assets and 20.4% as of December 31, 2018, which also demonstrates a greater operational efficiency of the Company's management in managing inventories, even with the opening of 22 stores in 2019.

Taxes recoverable (current and long term)

As of December 31, 2019, the balance of recoverable taxes increased by 64.2%, from BRL$ 1.267 billion in 2018 to BRL$ 2.081 billion, that is, an increase of BRL$ 814 million, of which BRL$ 417 million refer to the balance of the Exito group. Other variations in this caption are mainly related to the registration of ICMS credit on the transaction in the amount of BRL$ 331 million.

Other accounts receivable and Other assets (current and long term)

As of December 31, 2019, other assets increased 1,358.8%, from BRL$ 34 million in 2018 to BRL$ 496 million in 2019, a variation of BRL$ 462 million, mainly due to the consolidation of the Exito Group which impacted BRL$ 256 million and the BRL$ 100 million receivables from the sale of stores in the Sale Leaseback operation carried out in the last quarter of 2019.

Non-current assets

Non-current assets, excluding fixed assets, intangible assets, investments, as well as taxes recoverable, other accounts receivable and other assets that were presented in current, went from BRL$ 138 million in 2018 to BRL$ 3.280 billion in 2019. The increase of BRL$ 3.142 billion is mainly explained by the consolidation of the Exito Group.

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Investment

In 2019, the Company started to consolidate Grupo Exito’s operations, and an amount of BRL$ 320 million, which refers to associate Tuya, financial investee of Exito, which holds a 50% interest.

Investment property

In 2019, the amount of BRL$ 3.051 billion is related to subsidiary Exito’s investment property and corresponds to commercial areas and lots that are maintained for income generation or future price appreciation and are measured at fair value through valuations carried out by third parties.

Fixed Assets

In 2019, fixed assets increased 214.8%, from BRL$ 4.655 billion in 2018 to BRL$ 14.652 billion. This increase of BRL$ 9.997 billion is represented by: (i) BRL$ 2.040 billion of addition, (ii) BRL$ 138 million of remeasurement related to IFRS 16 / CPC 06 (R2), (iii) BRL$ 8.497 billion of the acquisition of Grupo Exito, (iv) BRL$ 457 million of depreciation, (v) BRL$ 362 million decrease, and (vi) BRL$ 139 million conversion adjustment of Exito. As of December 31, 2019, property, plant and equipment represented 40.9% of total assets compared to 42.6% on December 31, 2018. Property, plant, and equipment balances include the right of use in the amount of BRL$ 3.495 billion on December 31, 2019 and BRL$ 1.060 billion on December 31, 2018.

Intangible Asset

In 2019, intangible assets increased by BRL$ 3.275 billion, from BRL$ 1.013 billion in 2018 to BRL$ 4.288 billion. The evolution is mainly related to the first consolidation of the Exito Group, whose balance was BRL$ 3.162 billion on December 31, 2019. As of December 31, 2019, intangible assets represented 11.9% of total assets compared to 9.3% on December 31, 2018.

Liabilities

Current

Suppliers

The balance of suppliers increased from BRL$ 3,607 billion in 2018 to BRL$ 9,770 billion in 2019. This variation of BRL$ 6.163 billion was mainly due to the consolidation of the Exito Group with a balance of BRL$ 5.208 billion and to the increase in the Company's operating activities as a result of the significant expansion carried out in recent years. As of December 31, 2019, the balance of suppliers represented 27.2% of total liabilities, including shareholders' equity, compared to 33.0% on December 31, 2018.

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Lease liabilities (current and long term)

In 2019, lease liabilities increased by BRL$ 2.571 billion, from BRL$ 1.180 billion in 2018 to BRL$ 3.751 billion. The increase is basically represented by Exito Group’s leasing liabilities of BRL$ 1.817 billion.

Loans and financing (current and long term)

In 2019, loans and financing, including debentures, increased 1,033.8%, from BRL$ 778 million in 2018 to BRL$ 8.821 million in 2019. These loans and financing represented 24.6% of total liabilities on December 31, 2019, including debentures, compared to 7.1% on December 31, 2018. The increase of BRL$ 8.043 million in loans and financing, including debentures, is mainly related to the raising of BRL$ 8 billion in long-term debentures for the acquisition of Grupo Exito.

Salaries and social charges

In 2019, liabilities with social and labor obligations increased by BRL$ 326 million, from BRL$ 246 million in 2018 to BRL$ 572 million, the variation of which is mainly due to the consolidation of the Exito Group, with an impact of BRL$ 293 million.

Other liabilities and Obligation to purchase minority interest (current and long term)

Other liabilities increased by BRL$ 846 million, from BRL$ 135 million in 2018 to BRL$ 981 million in 2019, mainly impacted by the put option of minority shareholders of the entity Grupo Disco del Uruguay SA for the amount of BRL$ 466 million and BRL$ 260 million resulting from the consolidation of the Exito Group.

Non-current

Deferred income and social contribution taxes

In 2019, deferred income taxes and social contribution liabilities increased 349.4%, from BRL$ 265 million in 2018 to BRL$ 1.191 billion, representing an increase of BRL$ 926 million, mainly due to: BRL$ 1.217 billion in depreciation of property, plant and equipment items; and ii) BRL$ 253 million in tax losses from Grupo Exito.

Provision for legal claims

In 2019, the provision for legal claims increased 47.9%, from BRL$ 236 million in 2018 to BRL$ 349 million, related to the provisioning of social security and labor claims, partially offset by reversals and payments, in addition to the balances arising from the acquisition of the Exito Group. As of December 31, 2019, the provision for legal claims

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represented 1.0% of total liabilities, including shareholders' equity, compared to 2.2% on December 31, 2018.

Shareholders’ Equity

Shareholders' equity increased by BRL$ 5.609 billion, from BRL$ 4.092 billion in 2018 to BRL$ 9.701 billion in 2019, this increase is due to the following factors: (i) BRL$ 2.603 billion of non-controlling interest resulting from the acquisition of Grupo Exito; (ii) an increase of BRL$ 2.070 billion in share capital arising from the payment of capital through 2 properties in the amount of BRL$ 67 million and the capitalization of the Advance for Future Capital Increase - AFAC in the amount of BRL$ 2.003 billion.

Other equity accounts

The equity accounts not discussed above did not show significant variations in the comparison between the balances on December 31, 2020 and December 31, 2019.

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10.2 Operating and financial results

(a) Results of our operations, in particular:

(i) description of any important components of our revenue

The Company's revenues come from Assai's self-service operations.

For more details on variations in net revenue, see item 10.1 (h) of this Reference Form.

(ii) factors that materially affected our results of operations

For information about the factors that materially affected our results of operations, see item 10.1 (h) of this Reference Form.

(b) changes in our revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In 2019, the performance of the expansion of stores together with their correct positioning and successful commercial policy resulted in an increase of more than 3x in sales in the last 5 years, with an increase in market share to 28.5% (+7.5 pp in the period), contributing to the growth of the wholesale business model in the country.

Revenues in 2019 reached BRL$ 28.1 billion (+ 22%), an increase of approx. BRL$ 5 billion in the year, driven by the excellent performance of the 22 stores (21 organic and 1 conversion) opened in the year and the maturation of the expansion in previous years, in addition to the 6.3% growth in “same stores”, despite the robust base comparison in 2018 (+ 8.1%). The Company ended 2019 with a total sales area of 713 thousand m².

2020 posed great challenges for all business segments in Brazil and worldwide, and Assai worked with discipline and efficiency, resulting in the highest net revenue in its history, reaching BRL$ 36.0 billion, with an increase approximately BRL$ 8.0 billion in the year. This result was driven by the excellent performance of the 19 stores opened in the year and the establishment of the expansion in previous years (14.1% growth in “same stores”). This solid performance resulted in an important gain in market share in the Wholesale sector, confirming the adherence of the market positioning and the successful commercial policy of the business. The company ended the year with a total of 809 thousand m² of sales area.

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For further information on variations in revenues, see item 10.1 (h) of this Reference Form.

(c) impact of inflation, changes in the prices of the main inputs and products, the exchange rate and the interest rate on the Company's operating and financial results

For information about the impact of deflation on net revenue, cost inflation and interest rates on the financial result, see item 10.1 (h) of this Reference Form.

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10.3 Events with relevant effects, occurred and expected, in the financial statements

(a) the introduction or sale of an operating segment

At the Extraordinary General Meeting held on December 31, 2020, the shareholders of the Company and GPA approved the proposed corporate reorganization that comprises the total spin-off of the subsidiary Exito to GPA. Exito is a Colombian company operating in this country under the brands of supermarkets and hypermarkets Exito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the flag Libertad and in Uruguay operating with the flags Disco and Devoto. Additionally, Exito operates shopping centers in Colombia under the Viva brand. See more details in item 10.

(b) the constitution, acquisition, or sale of equity interest

(i) Corporate reorganization

At the Extraordinary General Meeting held on December 31, 2020, the Company’s and GPA’s shareholders approved the proposal for a corporate reorganization comprising:

i) Spin-off of the Company: partial spin-off of Sendas with the incorporation of the spun collection by GPA, whose net book value determined by the independent appraisal company was BRL$ 9,179, comprising 90.93% of the total Exito shares held by the Company, corresponding to 393,010,656 (three hundred and ninety-three million, ten thousand, six hundred and fifty-six) shares and equivalent to approximately 87.80% of the total shares issued by Exito (“Exito Participation”) and by 6 ( six) gas stations held by Sendas (“Operational Assets”), in the amount of BRL$ 25; and

ii) Spin-off of GPA: partial spin-off of GPA, aiming to segregate the total equity interest that GPA holds in the Company, whose net book value determined by the independent appraisal company was BRL$ 1,216, with the delivery of the shares issued by Sendas owned by GPA directly to GPA shareholders, on the basis of one share issued by the Company for each share issued by GPA.

In the process of separation between Sendas and GPA, an exchange of assets was carried out which transferred to GPA 9.07% of the total shares of Exito held by the Company, corresponding to 39,246,012 (thirty-nine million, two hundred and forty-six thousand and twelve) shares and equivalent to approximately 8.77% of the total shares issued by Exito, upon receipt of the following assets owned by GPA:

i) 50% of the shares representing the share capital of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a company that holds 35.76% Financeira Itaú CBD S.A’s share capital. – Credit, Financing and Investment (“FIC”), totaling BRL$ 769 and real estate, totaling BRL$ 146;

ii) BRL$ 685 through a capital increase in the Company, of which: a) BRL$ 500 in cash; b) BRL$ 140 through the capitalization of amounts payable to GPA; c) BRL$ 45 through the net book assets of store assets for future exploration by the Company; and

iii) BRL$ 168 related to contingencies and related judicial deposits and which the Company and GPA have agreed to be responsible for after the Spin-off. These indemnity effects were recorded in related parties.

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(c) unusual events or operations

Not applicable.

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10.4 - Significant changes in accounting practices - Reservations and emphases in the opinion of the

(a) auditor significant changes in accounting practices

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000.

The contracts are then recorded, when the lease starts, as a leasing liability in exchange for the Right of Use, both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

(b) significant effects of changes in accounting practices

Not applicable.

(c) reservations and emphases present in the auditor's report

There were no reservations in our independent auditor's report regarding our financial statements for the fiscal years ended December 31, 2020, 2019 and 2018.

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10.5 Critical accounting policies

Judgments, estimates and assumptions

The preparation of the Company's financial statements requires Management to make judgments and estimates and adopt assumptions that affect the amounts shown for revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the end of the year, however, the uncertainties regarding these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future years. In the process of applying the Company's accounting policies, Management adopted the following judgments, which had the most significant effect on the amounts recognized in the financial statements:

1) Impairment

According to the method disclosed in notes 16.1 and 17.1, the Company carried out a test to verify the assets that could not be recoverable and in the fiscal year ended December 31, 2020, based on the tests performed, there was no need to recognize a loss.

a) Test of recovery of operating assets of stores

The procedure for verifying non-realization consisted of grouping operational and intangible assets (such as goodwill) directly attributable to the stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared to a sales multiple (35%) representing transactions between companies in the same sector. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the highest value among discounted cash flows using the 5.6% perpetuity growth (4.5% in 2019) for periods exceeding five years and a discount rate of 9.8% (8.7% in 2019) or appraisal reports prepared by independent experts for its own stores.

b) Test of recovery of intangibles of indefinite useful life

For the purpose of testing for impairment, goodwill and brands acquired through business combinations and licenses with an indefinite duration were allocated to the Cash Generating Units (CGUs), which are also operating segments that disclose information.

The recoverable amount is determined by means of a calculation based on the value in use, derived from financial budgets cash projections approved by Senior Management for the next three years. The discount rate applied to cash flow

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projections is 9.8% (8.4% in 2019), and cash flows that exceed the three-year period are extrapolated using a growth rate of 4.6% (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets.

As a result of this analysis, there was no need to record a provision for impairment of these assets.

2) Income taxes

Due to the nature and complexity of the Company's business, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company sets up provisions, based on reasonable estimates, for due taxes. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

Deferred income tax and social contribution assets are recognized for all unused tax losses and temporary differences, insofar as it is probable that there will be taxable profit and tax credits may be offset. The definition of the amount of deferred income tax and social contribution assets that can be recognized requires a significant degree of judgment on the part of the Management, based on profit estimates and the level of future taxable real profit, according to the strategic plan approved by the Board of Directors.

For cases in which it is not possible to justify the realization of benefits, the potential for deferred income tax and social contribution credits is lowered. These losses do not have a statute of limitations, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities, which have tax planning opportunities to use these balances. Note 23 provides further details on taxes.

3) Fair value of derivatives and other financial instruments

When it is not possible to obtain them in active markets, the fair value of financial assets and liabilities recorded in the financial statements is determined according to the hierarchy established by technical pronouncement CPC 46 / IFRS 13 - Measurement of fair value, which determines certain valuation techniques, including the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from comparable operations and transactions in the market. The judgments include an examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value shown of the financial instruments.

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The fair value of financial instruments actively traded in organized markets is determined based on market prices and at the end of the years.

In the case of financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include using recent market transactions between independent parties, benchmarking the fair value of similar financial instruments, analyzing discounted cash flow or other valuation models.

4) Provision for legal claims

The Company is a party to a number of judicial and administrative proceedings (note 20) and provisions for legal claims are set up for all lawsuits that represent an expectation of probable and estimated losses with a certain degree of fairness. The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of the occurrence and amounts involved and the assessment of external lawyers.

5) Taxes to be recovered

The Company has a balance of recoverable taxes mainly related to ICMS, ICMS for Tax Substitution - ST, PIS and COFINS. These taxes are realized based on growth projections, operational issues, and generation of debts for the consumption of these credits. See note 11 for further details on credits and their compensation.

6) Inventories

Inventories are measured at the lowest value between the acquisition cost and their realization value, calculates by the weighted average cost. The net realizable value is calculated at the average selling price, less: (i) taxes levied on the sale; (ii) personnel expenses linked directly to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in condition for sale. Inventories are reduced to their recoverable value through estimates of loss due to robbery, theft, scrap, slow turnover of goods and loss estimate for goods that will be sold with negative gross margin, including showcase products.

7) Joint operation (Joint Venture)

The Company's investment in FIC is recognized as a joint operation (Joint Venture) and is accounted for using the equity method. Based on the equity method, investment in a Joint Venture in accordance with CPC18 (R2) / IAS28 - Investment in Associates, Subsidiaries and Joint Ventures (Joint Ventures) is initially recognized at cost. The carrying amount of the investment is adjusted for the purpose of

47

recognizing changes in the Company's interest in the joint venture's shareholders' equity as of the acquisition date.

The financial statements of the Joint Venture are prepared for the same reporting period as those of the Company. When necessary, adjustments are made so that the policies are aligned with those of the Company.

After applying the equity method, the Company determines whether it is necessary to recognize additional impairment on the investment in its Joint Venture. The Company will determine, on each annual balance sheet closing date, whether there is objective evidence that the investment in the Joint Venture suffered a loss due to impairment. If found, the Company calculates the amount of the impairment loss as the difference between the Joint Venture's recoverable amount and the carrying amount and recognizes the loss in the income statement. On December 31, 2020, the Company did not carry out the analysis, considering that on this date it recognized the initial interest, as described in note 13.1.

8) Leasing

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify rental relationships for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US $ 5,000.

The contracts are then recorded, when the lease begins, as a Lease Liability in exchange for the Right of Use (notes 21), both at the present value of the minimum lease payments, using the contract's implicit interest rate, if it can be used, or incremental interest rate considering loans obtained by the Company.

The leasing term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Assets for the right to use lease agreements are amortized over the lease term. Capitalizations for improvements, upgrades and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

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The Company and its subsidiary as lessors

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing contracts totaled BRL$ 2.776 billion on December 31, 2020 (BRL$ 3.751 billion on December 31, 2019), according to the table below:

	12.31.2020	12.31.2019
Financial lease liabilities - minimum payments:
Up to 1 year	172	404
From 1 to 5 years	866	1,323
More than 5 yeas	1,738	2,024
Present value of financial leasing contracts	2,776	3,751

Future financing charges	2,478	2,347
Gross value of financial leasing contracts	5,254	6,098

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10.6 Relevant items not shown in the financial statements

(a) the assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items)

(i) Active and passive operating leases

Operating lease - Contingent payments

	12.31.2020	12.31.2019	12.31.2018
Expenses (income) for the period:
Variables (0.5% and 1.6% of sales)	16	19	12
Sub-Leases (*)	22	20	11

(*) Refers mainly to rental contracts receivable from commercial galleries

Financial leasing

Financial leasing contracts totaled according to the following table:

	12.31.2020	12.31.2019
Financial leasing liabilities - minimum payments
Up to 1 year	172	404
From 1 to 5 years	866	1,323
More than 5 yeas	1,738	2,024
Present value of financial leasing contracts	2,776	3,751

Future financing charges	2,478	2,347
Gross value of financial leasing contracts	5,254	6,098

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(ii) receivables portfolios written off over which the entity maintains risks and responsibilities, indicating the respective liabilities

The Executive Board clarifies that there are no written-off receivables portfolios on which the entity maintains risks and responsibilities not evidenced in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(iii) contracts for the future purchase and sale of products or services

The Executive Board clarifies that there are no future purchase and sale contracts for products or services not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(iv) unfinished construction contracts

The Executive Board clarifies that there is no unfinished construction not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(v) contracts for future financing receipts

The Executive Board clarifies that there are no contracts for future financing receipts not shown in the Company's balance sheets as of December 31, 2020 and December 31, 2019.

(b) Other items not shown in the financial statements

There are no other items not shown in the financial statements, other than those mentioned in item 10.6 (a) above.

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10.7 Comments on items not shown in the financial statements

(a)     how such items change or may change revenues, expenses, operating income, financial expenses or other items in the Company's financial statements;

In accordance with current accounting standards, the Company discloses in its consolidated financial statements all relevant transactions to which it is a party or retains any risk due to equity interest or contract. There are no transactions or operations not shown in the financial statements that could significantly impact the Company.

(b)     nature and purpose of the operation;

Not applicable.

(c)     nature and amount of obligations assumed and rights generated in favor of the Company as a result of the operation.

Not applicable.

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10.8 Business plan

The Company reinforces to its shareholders and the market in general that its business plan was prepared in a scenario in order to provide for a milder scenario in relation to the context faced by the COVID-19 pandemic in Brazil. Accordingly, the Company reserves the right to change the business plan at any time, depending on the measures adopted by the Government to contain its progress.

(a)         investments, including:

(i)          quantitative and qualitative description of investments in progress and planned investments

The gross Investment Plan for Assai for 2021 totals around BRL$ 1.47 billion for the construction of new units and the conversion of hypermarkets (25 to 28 stores), renovation of existing stores, logistics and technology.

(ii)         investment financing sources

The Company obtains funds for operations and investments, mainly through its operating cash flow, expansion reserve, capital budget, bank loans, prepayment of receivables, financing obtained from BNDES, in addition to raising funds in the securities market. capital through the issuance of debentures, CRA (Agribusiness Receivables Certificate), promissory notes among other sources of financing.

(iii)       relevant divestments in progress and expected divestments.

At the moment, we do not have a forecast for new Sales Lease Back operations.

(b)         provided it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that are expected to materially influence our operational capacity.

There are no events to disclose.

(c)         new products and services, indicating: (i) description of ongoing research already disclosed; (ii) total amounts spent on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent on the development of new products or services.

Not applicable.

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10.9 Other factors with relevant influence

The Company is not aware of other factors that have significantly influenced its operating performance and which have not been identified or commented on in the other items of this Section 10.

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Annex 2 - Income for the fiscal year ended December 31st, 2020
(Annex 9-1-II of ICVM 481)

1.           Report net income for the year

R$ 1.399.022.749,58.

2.           Report the overall amount and value per share of dividends, including advance dividends and interest on equity already declared

As detailed in the following table, the total amount of interest on equity and dividends paid so far is R$ 263,500,000.00.

Furthermore, the Board of Directors proposes that the Ordinary General Meeting approve the distribution of dividends in the amount of R$ 84,944,343.74, thus making up the overall amount of the mandatory minimum dividends of R$ 348,344,343.74 calculated in the fiscal year ended December 31, 2020.

	Declaration Event	GEM of 29/9/2020	GOM of 28/4/2021
	Income	Interest on Equity	Dividends
	Valor distribuído	R$310,000,000.00 (R$ 263,500,000.00 being the net amount after IRRF deduction)	R$ 84.944.343,74
Gross Value per Share	Common Share	R$ 0,0960348471228425	R$ 0,31654126223623
	Preferred Share	-	-
	Calculation period	1/1/2020 to 31/12/2020	1/1/2020 to 31/12/2020
	Distribution Shareholding Base	29/9/2020	28/4/2021
	Ex-Law Trading Start Date	-	29/4/2021
	Date of payment to shareholders	27/11/2020	7/6/2021

3.           Report the percentage of net income for the year distributed

2020
R$
Net Income for the Year	1.399.022.749,58
Legal Reserve	5.245.374,62
Adjusted Net Income	1.393.777.374,96
Interest on Equity/Dividends distributed	310.000.000,00

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Percentage on adjusted net income	25%

It should be noted that the mandatory minimum dividend of 25% is calculated based on adjusted net income, which is the net income for the year decreased from the sums destined to the constitution of the legal reserve, pursuant to Article 36, Paragraph 1 (a) of the Company's Bylaws.

4.           Report the amount of total and the value per share of dividends distributed based on earning from previous Years

Not applicable

5.           Inform, minus the anticipated dividends and interest on equity already declared:

a.           The gross value of dividend and intereston equity, in a segregated manner, per share of each species and class

Gross Value per Share	Common Share	R$ 0, 31654126223623
	Preferred Share	-

b.           The form and termo f payment of dividends and interest on equity

Dividends will be paid in national currency by 7 June 2021.

c.           Any effect of updating and interest on dividends and interest on equity

Not appilcable

d.           Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to their receipt

28/04/2021.

6.           If dividends or interest on equity have been reported on the basis of profits calculated on half-yearly balance sheets or in shorter periods

a.           Report the amount of dividends or interest on equity already declared.

See the calculation period contained in the table of item 2 above.

b.           Report the date of the respective payments

See table of item 2 above.

7.           Provide comparative table indicating the following values per action of each species and class:

56

a.           Net income for te year and the previous three (3) years

	2020	2019	2018	2017
Net income for the year	R$ 1.399.022.749,58	R$ 1.047.749.249,88	R$ 1.075.647.939,06	R$ 496.821.407,13

b.           Dividend and interest on equity distributed in the previous three (3) years

	2020	2019	2018	2017
Total dividend distributed	R$ 348.344.343,74	R$ 297.058.823,53	R$ 115.000.000,00	R$ 81.029.411,76
Dividend related to Preferred Shares	-	-	-	-
Dividend related to Common Shares	R$ 348.344.343,74	R$ 297.058.823,53	R$ 115.000.000,00	R$ 81.029.411,76

8.           If there is a destination of profits to the legal reserve

a.           Identify the amount allocated to the legal reserve

R$ 5.245.374,62.

b.           Detail how to calculate the legal reserve

Net income: R$ 1.399.022.749,58

Legal Reserve (5% of Net Income): In 2020 the proposed legal reserve is less than 5% of net income for the year, considering that the proposed amount will make it reach the limit of 20% of the share capital provided for in Law 6404/76, Article 193.

9.           If the company has preferred shares entitled to fixed or minimum dividends

a.           Describe how fixed or minimum dividend calculations are calculated

b.           Inform whether the profit for the years is sufficient for the full payment of fixed or minimum dividends

c.           Identify if any unpaid installment is cumulative

d.           Identify the overall value of fixe dor minimum dividends to be paid to each class of preferred shares

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e.           Identify the fixe dor minimum dividends to be apid per preferred share of each class

The Company does not have preferred shares.

10.        Concerning the mandatory dividends

a.           Describe the form of calculation provided for in the bylaws

Pursuant to Article 36 of the Company's Bylaws, shareholders shall be entitled to receive, in each fiscal year, as dividends, a mandatory percentage of 25% (twenty-five percent) on the net income for the year, with the following adjustments: (a) the decrease in the sums destined, in the year, to the constitution of legal reserve and reserve of contingencies; and (b) the increase in the supities resulting from the reversal, in the year, of reserves forcontingencies, previously formed.

The payment of the dividend determined pursuant to the preceding paragraph may be limited to the amount of net income for the year that has been made in accordance with the law, provided that the difference is recorded as a reserve of profits to be realized.

The profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

b.           Inform if it is being paid in full

The mandatory dividend will be paid in the form of interest on equity and dividends, as shown in table 2 above.

c.           Report the amount that may be withheld

Not applicable

11.        In case of retention of the mandatory dividend due to the financial situation of the company

a.           Report the amount of the withholding

Not applicable

b.           Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable

c.           Justify the retention of dividends

Not applicable

12.        If there is detination of results for contingency reservation

a.           Identify the amount allocated to the reserve

Not applicable

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b.           Identify the loss considered probable and its cause

Not applicable

c.           Explain why the loss was considered likely

Not applicable

d.           Justify the establishment of the reserve

Not applicable

13.        If there is a destination of income for the reserve of profits to be made

a.           Inform the amount allocated

Not applicable

b.           Inform the nature of the unrealizaed profits that gave

Not applicable

14.        If result destination is available for statutory reserves

a.           Describe the statutory clauses establishing the reservation

The Expansion Reserve, described in Article 36, §2 of the Bylaws, aims to secure resources to finance additional investments of fixed and current capital and will be formed with up to 100% of the net income that remains after the purposes of which the company's capital is referred to as "i", "ii", and "iii" of item (c) of Article 36 of the Bylaws, and the total of this reserve may not exceed the value of the Company's share capital.

b.           Identify the amount allocated to the reserve

R$ 998.833.031,22.

c.           Describe how the amount was calculated

Expansion Reserve = Net Income - Legal Reserve - Interest on equity - Dividends

Where:

Net Income: R$ 1,399,022,749.58

Legal Reserve: R$ 5,245,374.62

Interest on equity: R$ 310,000,000.00

Dividends: R$ 84,944,343.74

15.        If there is retention of profits expected in capital budget

a.           Identify the amount of the retention

Not applicable

b.           Provide a copy of the capital budget

Not applicable

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16.        If there is destination of results for the reserve of tax incentives

a.           Inform the amount allocated to the reservation

Not applicable

b.           Explain the nature of the destination

Not applicable

********************

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Annex 3 - Proposal for the overall remuneration of directors

(Item 13 of the Reference Form)

13. Management’s Compensation

13.1 – Description of the compensation practice or policy, including non-statuary directors

(a)	objectives of the compensation practice or policy, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses such policy, website address where such document can be viewed.

The objective of the Company’s compensation practice or policy, regarding the compensation of its directors and members of committees, is to pay them in accordance to market practices, enabling the attraction and retention of qualified professionals and their engagement with the Company.

Current compensation policy was approved by the Board of Directors on February 6, 2020 and is available on the Investor Relations website, in the Corporate Governance section, and on CVM’s website.

(b)	Compensation breakdown, indicating:

i.	description of each compensation item and their objectives

(i) a fixed amount, calculated on the basis of the position held and qualification of the individual, with the objective of maintaining a correspondence with market standards, in accordance with the results obtained from an annual survey carried out by external consultants hired by the Company;

(ii) direct and indirect benefits;

(iii) a short-term variable amount (corresponding to a sharing in profits and losses), linked to the results of the Company’s fiscal year, paid annually to the officer appointed pursuant to the bylaws and, for the cases of the Board of Directors (Conselho de Administração) and Advisory Committees, linked to the dedication of more time or to the fulfillment of specific responsibilities related the Company's strategy;

(iv) long-term variable compensation (corresponding to stock option plans and/or free shares plan), with annual granting and payment deferred over a three-year period;

(v) post-employment benefits, corresponding to financial contribution to private pension plans.

The compensation of members of the Supervisory Board shall consist of a fixed monthly amount, not linked to the effective attendance in meetings, which may not be less, for each member, than 10% of the fixed amount on average attributed to each director, pursuant to the terms of paragraph 3 of Article 162 of Law No 6.404/76.

ii.	what is the proportion of each item in the total compensation
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The table below shows the proportion of each item in the breakdown of the total compensation in previous fiscal years:

For the fiscal year ended December 31, 2020:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	-	-	-	-	-
Appointed Directors	50.77%	1.36%	28.26%	19.61%	100.00%
Supervisory Board	-	-	-	-	-

For the fiscal year ended December 31, 2019:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	-	-	-	-	-
Appointed Directors	51.54%	1.13%	28.26%	19.07%	100.00%
Supervisory Board	-	-	-	-	-

For the fiscal year ended December 31, 2018:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Purchase Plans	Total
Board of Directors	-	-	-	-	-
Appointed Directors	35.76%	0.85%	43.10%	20.29%	100.00%
Supervisory Board	-	-	-	-	-

iii.	methodology for calculating and readjusting each compensation item

In order to establish the compensation of the directors, the Company regularly conducts market survey, in order to assess whether the criteria and conditions it adopts for the determination of the compensation are satisfactory and permit the retention of professionals, as well as analyzing the need to propose adjustments to some compensation item that may be out of alignment. These surveys are carried out annually, by specialized and recognized in the market consultancy firm hired by the Company, and are based on the analysis of data of the most relevant companies in the Brazilian market, with billing and size similar to those of the Company.

Once the survey is completed, the area responsible for establishing the compensation structure of administrators and key personnel suggests parameters and compensation strategies, including non-statutory Directors and occupants of other strategic positions that do not compose the management appointed pursuant to the bylaws.

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The Company has a department dedicated to compensation-related issues, the main objective of which is to evaluate, structure and recommend best practices. These recommendations will be submitted to the People and Culture Committee, responsible for the monitoring of and resolution on management compensation matters, as well as non-statutory officers and executives.

Once the compensation structures is approved by the People and Culture Committee, the Board of Directors shall prepare a Board Proposal so that shareholders can decide on the overall amount of compensation of directors, always split by functional areas.

With regard to the variable amount paid to directors, the Company pays its directors pursuant to the terms of Law No. 10.101/2000. The calculation is based on financial and non-financial indicators, independent of each other, in line with the strategic planning of the Company, defined on the basis of the business plan and the results to be achieved by the Company, as mentioned in item 13.1.c. The profit sharing is, therefore, linked to the performance of the Company and of the director itself, in accordance with the Company’s Profit Sharing Program.

For additional information on Company stock option plans, see item 13.4 below.

iv.	reasons justifying compensation breakdown

What justifies the composition of the Company’s compensation policy is the focus on results, which depends on the continuous search for the best talent, competent, qualified, dedicated and valuable professionals to the Company.

When analyzing the amount of the total compensation of a member of the Board, it is necessary to highlight that the Company refers to the compensation policy in order to ensure that the amounts received by the members of the Board is in line with comparable companies (largest economic groups in Brazil) and equivalent to the total compensation of the 10% best paying companies in Brazil according to the result of the survey referred to above.

v.       the existence of members not remunerated by the issuer and the reason for this

The Chairman of the Board of Directors will not receive any kind of compensation as the it will waive its right to receive.

(c)	key performance indicators that are taken into account in the determination of each compensation item

In order to comply with the objectives of the compensation policy, which is to remunerate in accordance with market practices (as measured by the Korn Ferry Top Exec Survey, which adopts as benchmarks large economic groups that operate in the country), in order to attract and retain the best talents in search of excellence, each compensation item considers the following performance indicators in its determination:

•	Fixed amount (base salary and direct and indirect benefits): determined on the basis of competitive compensation structures that take into account know-how; problem solving and responsibility of each position. The Company organizes its structure by salary grids and average wages for each of these grids, seeking to maintain alignment with market midpoint wage.

•	Profit Sharing: we observe performance indicators aligned with the Company’s strategic planning, defined on the basis of its business plan, which takes into
63

account quantitative results and evaluation of directors’ performance, in accordance with the Company’s Profit Participation Program, entered into pursuant to the terms of Law No. 10.101/2000. As an example, in recent years, the Company has used metrics based on the following indicators for calculating the amounts to be distributed within the scope of its Profit Sharing Programs: Net Sales, Net Margin, General Administrative and Sales Expenses, EBITDA, Net Profit, Net Debt, Sustainability Index (% People with Disabilities; % Women in Leadership; Energy Consumption), No. of Tickets (Transactions) and Market Share. For metric purposes, some financial indicators, including net profit, are based on the French accounting standard, which is the standard used by the Company’s controlling shareholder for the consolidation of its subsidiaries and which allows all executives of the group to be remunerated under same criteria.

As can be seen, some of these indicators are strictly financial and the others are measurable factors that contribute to Company's results and therefore have a correlation with its financial performance. Given the independence between the various indicators, it should be noted that there will be the possibility of payment of amounts to the Company’s directors within the scope of its Profit Sharing Programs in any circumstance, regardless of the distribution of dividends by the Company, based on applicable performance indicators, pursuant to the terms of the Profit Sharing Programs entered into annually by the Company. Thus, especially in fiscal years in which a net loss or net profit below corporate goals is recognized, it is possible that the reaching of a percentage greater than 100% in achieving the goals attributed to non-strictly financial indicators may make up for, even if partially, the failure to meet strictly financial indicators. The total amount paid under Profit Sharing Programs is provided for and limited by the terms and conditions laid down in those programs.

The results of Group and individuals’ performance indicators are measured according to minimum, target and maximum ranges, which will be established and approved, respectively, by the People and Culture Committee and by the Board of Directors. It is the average of such results that will define the percentage to be applied to the target of the Profit Sharing Programs of each individual.

For the determination and assessment of the amounts to be paid in the scope of the Profit Sharing Programs, the Company applies the method called Performance Score (internally aligned with the objectives set out by Assai), this method was even applied in 2019 to all other mid-leadership employees of the Company, that is, the ones called Coordinators.

•	Stock-based compensation: information on stock-based compensation criteria and features is set out in item 13.4 of the Reference form.

(d)	how compensation is structured to reflect the evolution of performance indicators

The Company structures its compensation through programs that monitor the fulfillment of previously set goals and results achieved.

(e)	How compensation practice and policy is in line with short, medium and long-term objectives of the Company

In order to align the Directors with the objectives of the Company in a short and medium-term perspectives, the Company offers to Directors a fixed amount (base salary) and, in addition, a variable amount portion, to be paid in the form of profit

64

sharing. In addition, the Company offers to Directors a stock option plan and a compensation plan based on an option to purchase shares that, since such shares present certain features such as grace periods for option exercising and lock up of acquired shares, keeps Directors in line with the Company's objectives in a long-term perspective. It should also be clarified that, the stock option plan, the compensation plan based on stock option and profit sharing, make up the variable portion of the Directors’ compensation.

The compensation of the members of the Board of Directors, Supervisory Board, if existing, and Company’s committees will be readjusted on the basis of the amount usually paid by the market, encouraging such professionals to maintain excellence in the exercise of their functions and the continuous search for results improvement. Stock option and compensation in the form of an option to purchase shares detailed in item 13.4 may be extended to the members of the Company’s Board of Directors. In addition, the members of the Board of Directors and the Committees may be entitled to short-term variable compensation, linked to the dedication of more time or to the fulfillment of specific responsibilities focused on Company's strategy. In this sense, the Company understands that the compensation practice and policy are adequate considering its short, medium and long-term objectives.

(f)	existence of compensation financed by subsidiaries, controlled or direct or indirect controllers

The compensation of directors and members of committees shall be borne exclusively by the Company.

(g)	Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as the sale of the Company's corporate control

There will be no guaranteed compensation or benefit to Company’s directors or members of committees linked to the occurrence of corporate events.

(h)	practices and procedures adopted by the board of directors to set the individual compensation of the board of directors and appointed directors, indicating:
i.	Bodies and committees of the issuer that participate in the decision-making process, identifying how such participation takes place
ii.	criteria and methodology used to establish individual compensation, indicating whether studies are used to verify market practices, and, if so, the criteria for comparison and the scope of these studies
iii.	how often and how the board of directors evaluates the adequacy of the issuer's compensation policy

i.	As indicated in item 13.1.b.iii above, the People and Culture Committee receives from the area dedicated to issues relating to Company’s compensation, recommendations on the proposal of each member of management bodies, corporate committees and appointed directors.

The People and Culture Committee is responsible for resolving and approving such recommendations.

Once resolved and approved, these recommendations are forwarded by the People and Culture Committee to the Board of Directors, which in turn will draft a Board Proposal so that shareholders can decide on the aggregate amount of directors’ compensation, always broken by bodies.

ii.	In order to establish the individual compensation of each member of management, statutory committees, and directors, the Company regularly conducts market surveys, through the hiring of a specialized and recognized consultancy firm, based on the analysis of the data of the most relevant
65

Brazilian companies, with billings and size similar to those of the Company, in order to assess whether the criteria and conditions it adopts for the determination of the compensation are satisfactory and permit the retention of professionals, as well as analyzing the need to propose adjustments to some compensation item that may be out of alignment.

Once this information is analyzed, a compensation proposal is made based on the level of dedication and role played by each member of management bodies, statutory committees and directors.

iii.	The People and Culture Committee and the Board of Directors will evaluate the adequacy of the compensation paid annually, in line with the result of the survey carried out by the specialized consultancy firm hired by the Company.

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13.2        Total compensation of the board of directors, director appointed pursuant to the bylaws, and supervisory board

Total compensation budgeted for the current fiscal year * 12/31/2021 - Annual Amounts
	Board of Directors	Appointed Directors	Supervisory Board	Total
Number of members	10.00	5.00	3.00	18.00
Number of paid members	9.00	5.00	3.00	17.00
Fixed Annual Compensation
Salary or pro-labor	25,175,556.19	21,294,135.79	540,000.00	47,009,691.98
Direct and indirect benefits	4,959,386.16	519,000.00	-	5,478,386.16
Participation in committees				-
Others
Description of other fixed compensation
Variable Compensation
Bonus				-
Profit Sharing	-	17,615,510.62	-	17,615,510.62
Participation in Meetings
Commissions
Others
Description of other variable amounts
Post-Employment
Termination of Office
Based on shares, including options	12,992,035.20	9,237,245.74		22,229,280.95
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 02/2020.
Total Compensation	43,126,977.55	48,665,892.15	540,000.00	92,332,869.71

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Total compensation for the current fiscal year 12/31/2020 - Annual Amounts
	Board of Directors	Appointed Directors	Supervisory Board	Total
Number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00
Fixed Annual compensation
Salary or pro-labor		11,653,780.40		11,653,780.40
Direct and indirect benefits		338,839.20		338,839.20
Participation in committees				-
Others		970,509.35		970,509.35
Description of other fixed compensation	SS	SS	SS	SS
Variable Compensation
Bonus				-
Profit Sharing		7,026,892.79		7,026,892.79
Participation in Meetings				-
Commissions				-
Others				-
Description of other variable compensation
Post-employment				-
Termination of office				-
Based on shares, including options		4,877,112.45		4,877,112.45
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 02/2020.
Total Compensation	0.00	24,867,134.19	0.00	24,867,134.19

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Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts
	Board of Directors	Appointed Directors	Supervisory Board	Total
Number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00
Fixed Annual compensation
Salary or pro-labor	-	14,387,611.71	-	14,387,611.71
Direct and indirect benefits	-	335,262.02	-	335,262.02
Participation in committees	-	-	-	-
Others	-	972,849.02	-	972,849.02
Description of other fixed compensation	SS	SS	SS	SS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	8,421,233.21	-	8,421,233.21
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares, including options	-	5,683,742.17	-	5,683,742.17
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 03/2019.
Total Compensation	0.00	29,800,698.12	0.00	29,800,698.12

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Total compensation for the Fiscal Year ending on 12/31/2018 - Annual Amounts
	Board of Directors	Appointed Directors	Supervisory Board	Total
Total number of members	0.00	4.00	0.00	4.00
Number of paid members	0.00	4.00	0.00	4.00
Fixed Annual compensation
Salary or pro-labor	-	7,336,324.15	-	7,336,324.15
Direct and indirect benefits	-	207,143.04	-	207,143.04
Participation in committees	-	-	-	-
Others	-	1,367,403.95	-	1,367,403.95
Description of other fixed compensation	SS	SS	SS	SS
Variable Compensation
Bonus	-	-	-	-
Profit Sharing	-	10,491,140.23	-	10,491,140.23
Participation in Meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares, including options	-	4,937,477.00	-	4,937,477.00
Remarks	The total number of members of each body and the total number of paid members of each body was determined as specified in item 10.2.13.b of OFICIO CIRCULAR/CVM/SEP/Nº 02/2018.
Total Compensation	0.00	24,339,488.37	0.00	24,339,488.37

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13.3        Variable compensation of the board of directors, directors appointed pursuant to the bylaws and supervisory board

The members of the Board of Directors, the Supervisory Board, when and if existing, and Advisory Committees will not receive variable compensation in the exercise of their positions, except for exceptional payments, for their specific performance in certain extraordinary projects, as detailed in chapter 13.1 above .

The variable compensation of the members of the Company’s Board of Directors and of its Appointed Directors is presented below, which is expected to be paid in 2020 in relation to fiscal years 2019, 2018 and 2017.

Estimated amounts for the 2021 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	5
Number of paid members	5
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	35,231,021
Expected amount – targets reached	17,615,511

Amounts paid with reference to the 2020 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	4.00
Number of paid members	4.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
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Minimum expected amount	0
Maximum expected amount	14,053,786
Expected amount – targets reached	7,026,893
Amounts effectively recognized	7,026,893

Amounts paid with reference to the 2019 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	4.00
Number of paid members	4.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
Minimum expected amount	0
Maximum expected amount	16,842,466
Expected amount – targets reached	8,421,233
Amounts effectively recognized	8,421,233

Amounts paid with reference to the 2018 fiscal year:

(Amounts in BRL$, when applicable)	Appointed Directors
Total number of members	4.00
Number of paid members	4.00
Bonus
Minimum expected amount	0
Maximum expected amount	0
Expected amount – targets reached	0
Profit Sharing
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Minimum expected amount	0
Maximum expected amount	20,982,280
Expected amount – targets reached	10,491,140
Amounts effectively recognized	10,491,140

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13.4        Compensation plan based on actions of the board of directors and appointed directors

On May 9, 2014, shareholders of the Company approved in an extraordinary general meeting (I) the creation of the Stock Option Purchase Plan and its respective standard granting contract (“Option Plan”); and (ii) the creation of the Compensation Plan based on an Option to Purchase Shares and its respective standard granting contract (“Compensation Plan” and, in conjunction with the Old Option Plan and the Option Plan, the “Plans”). The Option Plan and the Compensation Plan had changes approved in the (i) Ordinary and Extraordinary General Meetings held on April 24, 2015 and on April 25, 2019 and (ii) Extraordinary General Meeting held on December 30, 2019.

Below, we describe the Plans that had options in effect on December 31, 2020:

COMPENSATION PLAN

a.        general terms and conditions

The Compensation Plan shall be managed by the Company’s Board of Directors, which shall establish the People and Culture Committee to advise it in the management of the Compensation Plan, among other matters (“Committee”).

The Committee’s members shall meet to grant the options of the series that make up the Compensation Plan and whenever necessary to resolve on issues raised regarding the Compensation Plan.

Each series granted of purchase option shall carry the the letter “B” followed by a number. In the fiscal year ended December 31, 2019, there were in force options granted in under series B4, B5 and B6 of the Compensation Plan.

Employees and directors of the Company, who are considered key executives (“Participant”), are eligible to participate in the Compensation Plan, all of them being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation in the Compensation Plan does not interfere with other payments to which the Participant is entitled as an employee and/or director of the Company, such as salary, pro-labor, benefits, profit sharing and / or any other benefit or compensation.

b.        key objectives of the plan

The Compensation Plan establishes the conditions for the Company to grant stock purchase options to its directors and employees, with the following objectives: (i) attract to and retain in the Company highly qualified executives and professionals; (ii) provide for the participation of the Company’s directors and employees in its capital and in capital increases arising of the results to which such directors and employees contributed; and (iii) align the interests of the Company's directors and employees with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

c.        how the plan contributes to these goals

The Compensation Plan contributes to the Company’s objectives by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and valuation of the Company.

d.        how the plan is part of the issuer's compensation policy

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The Company believes that, by giving Participants the possibility of taking on an investor position, it encourages the performance of such Participants in the Company’s management to be done with a view to creating value for the Company and its shareholders.

e.        how the plan aligns the interests of administrators and issuer in the short, medium and long term

Through the Compensation Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by a commitment to long-term results. The improvement of these results and the valuation of the Company’s shares, in turn, maximize the gains of the Participants, who are in the position of investors together with all other shareholders.

f.        maximum number of shares covered

The options for purchasing shares granted under the Compensation Plan may grant purchase rights over a number of shares not exceeding two percent (2%) of the Company's total common shares issued. The total number of shares issued or subject to be issued, pursuant to the terms of the Compensation, Plan is subject to adjustments due to splits, reverse splits and bonuses.

g.        maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Compensation Plan, as described in item (f) above.

Each stock purchase option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.        conditions for the purchase of shares

The grant of stock purchase options shall be formalized by the execution between the Company and the Participant of the option contract, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and payment conditions, in accordance with the provisions of the Compensation Plan (“Option Agreement”).

For the purposes of the Compensation Plan, the Committee’s resolution date regarding the granting of the options series shall be the date on which the options are to be considered as being granted to the respective Participants, provided that the Participant, even at a later date than the date of Committee’s Resolution, agree to join the Compensation Plan with the formalization of the Option Agreement (“Grant Date”).

The Participant wishing to exercise its purchase options shall communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), its intention to do so, indicating the amount of options it wishes to exercise. Such communication shall follow the template of the exercise form attached to the respective Option Agreement (“Option Exercise Form”).

The Participant may exercise its call options in whole or in part, at once or over multiple requests, provided that for each exercise it sends the corresponding Option Exercise Form during the Exercise Period.

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i.        criteria for fixing the purchase price or exercise

The exercise price of each stock purchase option granted under the Compensation Plan shall be BRL$ 0,01 (one cent) (“Exercise Price”).

j.        criteria for setting the term or exercise

The options granted to a Participant shall not be exercised for a period of thirty-six (36) months from the grant date (“Grace Period”) and may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date and ending on the last day of the forty-second (42nd) month counted from the Grant Date (“Exercise Period”), except in the events of anticipations, according to item (n) and other applicable sub-items hereinbelow or authorized by the Committee, pursuant to the terms of the plan.

k.        settlement method

By the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform the respective Participant: (i) the exercise total price to be paid, resulting from the multiplication of the Exercise Price by the amount of options informed by the Participant on the Option Exercise Form; (ii) the delivery date to the Participant of the shares covered by the exercise of the options; which should occur after the approval by the Board of Directors of the capital increase resulting from the exercise of the respective options, within the authorized capital, pursuant to the terms of the Company’s Bylaws, upon receipt of the Option Exercise Form (“Shares Purchase Date”);(iii) the amount of shares to be delivered to the Participant; and (iv) the period in which the Participant must make the payment of the total exercise price, in local currency, by means of a discount on the Participant’s payroll, observing that the deadline will always be the tenth (10th) day that precedes the Shares Purchase Date (“Payment Date”).

l.        restrictions on the transfer of shares

The Compensation Plan does not provide for restrictions on the transfer or circulation of the shares obtained out of the exercise of the options, except regarding the competence of the Board of Directors to establish such restrictions in any grant agreements that it may deem necessary.

m.        criteria and events which, when verified, shall cause the plan to be suspended, altered or extinguished

The options granted under the Compensation Plan shall be automatically extinguished and all effects shall cease to be fully effective in the following cases: (i) by exercising it in its entirety, in the manner set out in item 6 of the Compensation Plan; (ii) after the term of validity of the purchase option; (iii) by way of a joint termination between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the events provided for in item (n) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Compensation Plan are changed as a result of bonuses, splits, reverse split, conversion of shares of one species or class into another or conversion into shares of other securities issued by the Company, it will be the Committee’s responsibility to make the corresponding adjustment in the number and class of the shares that are the object of the options granted and their respective exercise price, in order to avoid distortions in the implementation of the Compensation Plan.

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n.        effects of the exit of the director of the issuer’s bodies over its rights under the stock-based compensation plan

In the event of a Participant being terminated by dismissal, with or without just cause, waiver or dismissal of the position, retirement, permanent disability or death, the rights conferred upon it in accordance with the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the duration of the Plan, the Participant:

(i)	is dismissed from the Company, as the case may be, by involuntary dismissal without cause or termination of office without violation of the duties and assignments of a director, the Participant may exercise, within 10 (10) days from the dismissal date, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(ii)	is dismissed from the Company, as the case may be, involuntarily, by means of a dismissal with cause or termination of office for violating the duties and assignments of a director, all purchase options already exercisable or not yet exercisable on the date of termination in accordance with the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iii)	voluntarily leaves the Company, by asking to leave its job or by resigning from office, as the case may be, all exercisable options on the date of departure, or those option not yet exercisable, pursuant to the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iv)	to voluntarily leave the Company, having retired in the course of the employment agreement, within fifteen (15) days of the date of departure, the Participant may exercise all purchase options in accordance with the Option Agreement, including options within the Grace Period, all other provisions in item 6 of the Compensation Plan being duly observed. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leaves the Company due to death or permanent disability, within thirty (30) days counted from the issuance of the probate or the competent court order that enables the Participant’s heirs and legal successors in the event of death or declaration issued by the National Institute of Social Security (INSS) on permanent disability, the Participant’s authorized heirs and legal successors, as the case may be, may exercise all purchase options in accordance with the Option Agreement, including purchase options within the Grace Period, all other provisions of item 6 of the Compensation Plan being duly observed. If the Participant’s heirs or legal successors fail to exercise it within the aforementioned period, all options for purchase not exercised shall automatically extinguished de jure, regardless of prior notice or notification, and without the right to any indemnity.

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OPTION PLAN

a.        general terms and conditions

The Option Plan shall be managed by the Company’s Board of Directors, which shall establish the People and Culture Committee to advise it in the management of the Option Plan, among other matters (“Committee”).

The Committee’s members shall meet to grant the options of the series that make up the Option Plan and whenever necessary to resolve on issues raised regarding the Option Plan.

Each series granted of purchase option shall carry the letter “C” followed by a number. In the fiscal year ended December 31, 2019, there were in force options granted in under series C4, C5 and C6 of the Option Plan.

Employees and directors of the Company, who are considered key executives (“Participant”), are eligible to participate in the Option Plan, all of them being subject to the approval of the Board of Directors or the Committee, as applicable.

Participation in the Option Plan does not interfere with other payments to which the Participant is entitled as an employee and/or director of the Company, such as salary, pro-labor, benefits, profit sharing and / or any other benefit or compensation.

b.        key objectives of the plan

The Option Plan establishes the conditions for the Company to grant stock purchase options to its directors and employees, with the following objectives: (i) attract to and retain in the Company highly qualified executives and professionals; (ii) provide for the participation of the Company’s directors and employees in its capital and in capital increases arising of the results to which such directors and employees contributed; and (iii) align the interests of the Company's directors and employees with those of its shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

c.        how the plan contributes to these goals

The Option Plan contributes to the Company’s objectives by encouraging the alignment of its long-term interests and the interests of its executives to obtain high performance and valuation of the Company.

d.        how the plan is part of the issuer's compensation policy

The Company believes that, by giving Participants the possibility of taking on an investor position, it encourages the performance of such Participants in the Company’s management to be done with a view to creating value for the Company and its shareholders.

e.        how the plan aligns the interests of administrators and issuer in the short, medium and long term

Through the Option Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by a commitment to long-term results. The improvement of these results and the valuation of the Company’s shares, in turn, maximize the gains of the Participants, who are in the position of investors together with all other shareholders.

f.        maximum number of shares covered

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The options for purchasing shares granted under the Option Plan may grant purchase rights over a number of shares not exceeding two percent (2%) of the Company’s total common shares issued. The total number of shares issued or subject to be issued, pursuant to the terms of the Option Plan is subject to adjustments due to splits, reverse splits and bonuses.

g.        maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in item (f) above.

Each stock purchase option will give the Participant the right to subscribe or acquire 1 (one) common share issued by the Company.

h.        conditions for the purchase of shares

The grant of stock purchase options shall be formalized by the execution between the Company and the Participant of the option contract, which shall specify the total number of shares subject to the respective option, the term and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the purchase price and payment conditions, in accordance with the provisions of the Option Plan (“Option Plan”).

For the purposes of the Option Plan, the Committee’s resolution date regarding the granting of the options series shall be the date on which the options are to be considered as being granted to the respective Participants, provided that the Participant, even at a later date than the date of Committee’s Resolution, agree to join the Option Plan with the formalization of the Option Agreement (“Grant Date”).

The Participant wishing to exercise its purchase options shall communicate in writing to the Company, during the Exercise Period (as defined in item (i) below), its intention to do so, indicating the amount of options it wishes to exercise. Such communication shall follow the template of the exercise form attached to the respective Option Agreement (“Option Exercise Form”).

The Participant may exercise its call options in whole or in part, at once or over multiple requests, provided that for each exercise it sends the corresponding Option Exercise Form during the Exercise Period.

i.        criteria for fixing the purchase price or exercise

The exercise price of the stock purchase option for each series granted under the Option Plan shall correspond to eighty percent (80%) of the average closing price, over the last twenty (20) trading days at B3 S.A., of the common shares issued by the Company. - Brasil, Bolsa, Balcão - prior to the call date of the meeting of the Committee that resolves on granting of the options of that series (“Exercise Price”).

j.        criteria for setting the term or exercise

The options granted to a Participant shall not be exercised for a period of thirty-six (36) months from the grant date (“Grace Period”) and may only be exercised in the period beginning on the first day of the thirty-seventh (37th) month counted from the Grant Date and ending on the last day of the forty-second (42nd) month counted from the Grant Date (“Exercise Period”), except in the events of anticipations, according to item (n) and other applicable sub-items hereinbelow or authorized by the Committee, pursuant to the terms of the plan.

k.        settlement method

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By the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company shall inform the respective Participant: (i) the exercise total price to be paid, resulting from the multiplication of the Exercise Price by the amount of options informed by the Participant on the Option Exercise Form; (ii) the delivery date to the Participant of the shares covered by the exercise of the options; which should occur after the approval by the Board of Directors of the capital increase resulting from the exercise of the respective options, within the authorized capital, pursuant to the terms of the Company’s Bylaws, upon receipt of the Option Exercise Form (“Shares Purchase Date”); (iii) the amount of shares to be delivered to the Participant; and (iv) the period in which the Participant must make the payment of the total exercise price, in local currency, by means of an available electronic transference into the Company’s banking account, provided that the payment deadline shall always be the tenth (10th) day that precedes the Shares Purchase Date (“Payment Date”).

l.        restrictions on the transfer of shares

The Participant shall be prevented, during a period of one hundred and eighty (180) days counted from the Payment Date from, directly or indirectly, selling, assigning, exchanging, disposing of, transferring, contributing them in kind to the capital of another company, granting an option, or even entering into any act or agreement that results, or may result, in a direct or indirect sale, with due consideration or free of charge, of all or any of the shares acquired by means of the exercise of the purchase option under the Option Plan.

m.        criteria and events which, when verified, shall cause the plan to be suspended, altered or extinguished

The options granted under the Option Plan shall be automatically extinguished and all effects shall cease to be fully effective in the following cases: (i) by exercising it in its entirety, in the manner set out in item 6 of the Option Plan; (ii) after the term of validity of the purchase option; (iii) by way of a joint termination between the Company and the Participant, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy declared; or (v) in the events provided for in item (n) below, subject to any specific conditions that the Committee may establish to certain Participants.

If the number, type and class of shares existing on the date of approval of the Option Plan are changed as a result of bonuses, splits, reverse split, conversion of shares of one species or class into another or conversion into shares of other securities issued by the Company, it will be the Committee’s responsibility to make the corresponding adjustment in the number and class of the shares that are the object of the options granted and their respective exercise price, in order to avoid distortions in the implementation of the Option Plan.

n.        effects of the exit of the director of the issuer’s bodies over its rights under the stock-based compensation plan

In the event of a Participant being terminated by dismissal, with or without just cause, waiver or dismissal of the position, retirement, permanent disability or death, the rights conferred upon it in accordance with the Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the duration of the Plan, the Participant:

(i)	is discharged from the Company, as the case may be, by involuntary dismissal without cause or termination of office without violation of the duties and
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assignments of the director, the Participant may exercise, within 10 (10) days from the date of the discharge, the number of options calculated pro rata temporis in relation to the Grace Period. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished, de jure, regardless of prior notice or notification and without the right to any indemnity;

(ii)	is dismissed from the Company, as the case may be, involuntarily, by means of a dismissal with cause or termination of office for violating the duties and assignments of a director, all purchase options already exercisable or not yet exercisable on the date of termination in accordance with the respective Option Agreement shall be automatically de jureextinguished, regardless of prior notice or notification and without the right to any indemnity;
(iii)	voluntarily leaves the Company, by asking to leave its job or by resigning from office, as the case may be, all exercisable options on the date of departure, or those option not yet exercisable, pursuant to the respective Option Agreement shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity;
(iv)	to voluntarily leave the Company, having retired in the course of the employment agreement, within fifteen (15) days of the date of departure, the Participant may exercise all purchase options in accordance with the Option Agreement, including options within the Grace Period, all other provisions in item 6 of the Option Plan being duly observed. If the Participant fails to exercise within the aforementioned period, all purchase options not exercised shall be automatically extinguished de jure, regardless of prior notice or notification and without the right to any indemnity; and
(v)	leaves the Company due to death or permanent disability, as the case may be, within thirty (30) days counted from the issuance of the probate or the competent court order that enables the Participant’s heirs and legal successors in the event of death or declaration issued by the National Institute of Social Security (INSS) on permanent disability, the Participant’s authorized heirs and legal successors, as the case may be, may exercise all purchase options in accordance with the Option Agreement, including purchase options within the Grace Period, all other provisions of item 6 of the Option Plan being duly observed. If the Participant’s heirs or legal successors fail to exercise it within the aforementioned period, all options for purchase not exercised shall automatically extinguished de jure, regardless of prior notice or notification, and without the right to any indemnity.

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13.5        Compensation based on shared held by the board of directors and appointed directors

The tables below indicate the compensation based on shares recognized in the profit or loss in the last 3 fiscal years and the one foreseen for the current fiscal year of the Board of Directors and Appointed Directors of the Company.

Compensation based on shares planned for the 2021 fiscal year:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Total number of members	10,00	5,00
Total No. of paid members	2,00	5,00
Weighted average of the exercise price of:
(a) open options at the beginning of the fiscal year	BRL $ 6.94	BRL $ 28,28
(b) options lost during the fiscal year	n/a	n/a
(c) options exercised during the fiscal year	n/a	n/a
(d) options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options being exercised	0.14%	0.15%

Compensation based on shares - fiscal year ended in 2020:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Total number of members	n/a	4.00
Total No. of paid members	n/a	4.00
Weighted average of the exercise price:
(A) open options at the beginning of the fiscal year	n/a	31.55
(b) options lost during the fiscal exercise	n/a	n/a
(c) options exercised during the fiscal year	n/a	28.40
(d) options expired during the fiscal year	n/a	n/a
Potential dilution in the event of all options being exercised	n/a	0.10%

Compensation based on shares - fiscal year ended in 2019:

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Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Total number of members	n/a	4.00
Total No. of paid members	n/a	4.00
Weighted average of the exercise price:
(A) open options at the beginning of the fiscal year	n/a	27.63
(b) options lost during the fiscal exercise	n/a	31.75
(c) options exercised during the fiscal year	n/a	19.37
(d) options expired during the fiscal year	n/a	16.74
Potential dilution in the event of all options being exercised	n/a	0.14%

Compensation based on shares - fiscal year ended 12/31/2018:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Total number of members	n/a	4.00
Total No. of paid members	n/a	4.00
Weighted average of the exercise price:
(a) open options at the beginning of the fiscal year	n/a	27.44
(b) options lost during the fiscal exercise	n/a	38.64
(c) options exercised during the fiscal year	n/a	0.01
(d) options expired during the fiscal year	n/a	68.62
Potential dilution in the event of all options being exercised	n/a	0.13%

For each grant that is recognized in the P&L of the last 3 (three) fiscal years and of current fiscal year:

B2 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/29/2015
Amount of options granted	n/a	25,338
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Deadline for the options to become exercisable	n/a	6/1/2018
Maximum term for the exercise of options	n/a	11/30/2018
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL$ 85,64

C2 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/29/2015
Amount of options granted	n/a	25,338
Deadline for the options to become exercisable	n/a	6/1/2018
Maximum term for the exercise of options	n/a	11/30/2018
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 34,60

B3 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2016
Amount of options granted	n/a	55,346
Deadline for the options to become exercisable	n/a	6/1/2019
Maximum term for the exercise of options	n/a	11/30/2019
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL $ 40,44

C3 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2016
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Amount of options granted	n/a	55,346
Deadline for the options to become exercisable	n/a	6/1/2019
Maximum term for the exercise of options	n/a	11/30/2019
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 16,98

B4 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2017
Amount of options granted	n/a	45,004
Deadline for the options to become exercisable	n/a	5/31/2020
Maximum term for the exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL $ 68,97

C4 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2017
Amount of options granted	n/a	45,004
Deadline for the options to become exercisable	n/a	5/31/2020
Maximum term for the exercise of options	n/a	11/30/2020
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 30,74

B5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
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Grant date	n/a	5/31/2018
Amount of options granted	n/a	41,673
Deadline for the options to become exercisable	n/a	5/31/2021
Maximum term for the exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL $ 78,52

C5 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	No	Yes
Grant date	n/a	5/31/2018
Amount of options granted	n/a	41,673
Deadline for the options to become exercisable	n/a	5/31/2021
Maximum term for the exercise of options	n/a	11/30/2021
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL $ 35,66

B6 Series:

Companhia Brasileira de Distribuição
	Board of Directors	Appointed Directors
Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2019
Amount of options granted	n/a	43,528
Deadline for the options to become exercisable	n/a	5/31/2022
Maximum term for the exercise of options	n/a	11/30/2022
Restriction period for the transfer of shares	n/a	n/a
Fair amount of the options on grant date (per option)	n/a	BRL$ 82,39

C6 Series:

Companhia Brasileira de Distribuição
Board of Directors	Appointed Directors
86

Granting of stocks purchase options	n/a	Yes
Grant date	n/a	5/31/2019
Amount of options granted	n/a	43,528
Deadline for the options to become exercisable	n/a	5/31/2022
Maximum term for the exercise of options	n/a	11/30/2022
Restriction period for the transfer of shares	n/a	180 days
Fair amount of the options on grant date (per option)	n/a	BRL$ 31,50

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13.6        Open options of the board of directors and of the appointed directors at the end of the last fiscal year

Below we present the compensation based on shares paid to the Company’s Appointed Directors in 2020.

Amounts for the 2020 fiscal year:

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Appointed Directors
Total number of members Number of paid members	4.00 4.00
In Relation to each option grant:	B4 Series:	C4 Series:	B5 Series:	C5 Series:	B6 Series:	C6 Series:
Grant Date	5/31/2017	5/31/2017	5/31/2018	5/31/2018	5/31/2019	5/31/2019
Number of options granted (in no. of shares)	45,004	45,004	41,673	41,673	43,528	43,528
Deadline for the options to become exercisable	6/1/2020	6/1/2020	6/1/2021	6/1/2021	6/1/2022	6/1/2022
Maximum term for the exercise of options	11/30/2020	11/30/2020	11/30/2021	11/30/2021	11/30/2022	11/30/2022
Restriction period for the transfer of shares	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price of each of the following stock groups:
Open at the beginning of the fiscal year (in BRL$, per share)	0.01	56.78	0.01	62.61	0.01	70.62
Lost during the fiscal year (in BRL$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
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Exercised during the fiscal year (in BRL$, per share)	0.01	56.78	0.01	62.61	0.01	70.62
Expired during the fiscal year (in BRL$, per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on grant date (in BRL$, per option)	68.97	30.74	78.52	35.66	82.39	31.50
Potential dilution in case of the exercise of all options	N/A	N/A	N/A	N/A	N/A	N/A

90

13.7        Options exercised and shares delivered relating to compensation based on shares held by the board of directors and appointed directors

Below are the options exercised and the shares delivered to members of Company’s Board of Directors and to Appointed Directors in 2018, 2019 and 2020.

Shares relating to the exercise of stock purchase options are delivered on the date of the respective exercise and each option is entitled to one share. Thus, there is no quantitative difference between options exercised and shares delivered in the 2018, 2019 and 2020 fiscal years.

Amounts for the 2020 fiscal year:

Appointed Directors
Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B4 Series:	C4 Series:
Number of shares	45,320	45,320
Weighted average exercise price (in BRL$ per share)	0.01	56.78
Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	67.32	10.55

Amounts for the 2019 fiscal year:

	Board of Directors
Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B3 Series:	C3 Series:	B4 Series:	C4 Series:	B5 Series:	C5 Series:	B6 Series:	C6 Series:
Number of shares	55,346	55,346	1,940	1,940	1,540	1,540	396	396
Weighted average exercise price (in BRL$ per share)	0.01	37.21	0.01	56.78	0.01	62.61	0.01	70.62

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Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	85.10	47.91	84.23	27.46	84.23	21.63	84.23	13.62

Amounts for the 2018 fiscal year:

Number of paid members (who exercised)	4
In relation to options exercised and shared delivered:	B2 Series:
Number of shares	25,704
Weighted average exercise price (in BRL$ per share)	0.01
Total amount of the difference between the exercise amount and the market value of the shares relating to the options exercised (in BRL$, per share)	80.18

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13.8        Information necessary for the understanding of the data disclosed in items 13.5 to 13.7 – Method to ascertain the price of shares and options

a.	pricing model

The fair value of each option granted is estimated at the grant date using the Black-Scholes-Merton option pricing model.

b.       data and assumptions used in the pricing model, include weighted average stock prices, exercise price, expected volatility, option life, expected dividends, and risk-free interest rate

The fair value of each option granted is estimated at the grant date using the Black-Scholes-Merton option pricing model, considering the following assumptions regarding the options in force in 2020:

On the grant date
Weighted average stock price (per share), according to the average amount of the last 20 trades in relation to the grant date	B3 Series: BRL$ 46.51 C3 Series: BRL$ 46.51 B4 Series: BRL$ 70.98 C4 Series: BRL$ 70.98 B5 Series: BRL$ 78.26 C5 Series: BRL$ 78.26 B6 Series: BRL$ 88.27 C6 Series: BRL$ 88.27
Exercise price	B3 Series: BRL$ 0.01 C3 Series: BRL$ 37.21 B4 Series: BRL$ 0.01 C4 Series: BRL$ 56.78 B5 Series: BRL$ 0.01 C5 Series: BRL$ 62.61 B6 Series: BRL$ 0.01 C6 Series: BRL$ 70.62
Expected updated volatility	30.99%
Options Term	3 years
Expected dividends	0.66%
Risk-free interest rate	5.08%
Fair values of options on grant date (per option)	See item 13.6 above

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c.       the method used and the assumptions assumed to incorporate the expected effects of an early exercise

For the purpose of pricing options, early exercises resulting from involuntary terminations, death or disability of the recipient, as well as from corporate events, are not taken into account.

The Company adopts the assumption that options will be exercised from the moment they become exercisable. Thus, term of the options adopted in the calculations is 3 years, according to granting series and corresponding grace periods.

d.       method for the determination of expected volatility

For the calculation of expected volatility, the standard deviation of natural logarithms of the historical daily changes of the price of the shares issued by the Company was used, in accordance with the according to the options validity term.

e.       other features incorporated in the determination of the options fair value

There are no additional features to report on this item.

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13.9        Participations held by members of the board of directors, appointed directors and the supervisory board

  Shares or quotas issued by the issuer that are directly or indirectly held, in Brazil or abroad, by its direct or indirect controllers, controlled companies or under common control:

Board of Directors	0
Appointed Directors	118.978 ordinary shares issued by the Company
Supervisory Board	0

  Other securities convertible into shares or quotas issued by the issuer, its direct or indirect controllers, controlled companies or under common control:

Board of Directors	0
Appointed Directors	0
Supervisory Board	0

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13.10        Information on social security plans granted to members of the board of directors and to appointed directors

Below are the information regarding private pension plans in force and granted to members of the Company’s management bodies.

	Board of Directors	Appointed Directors
Number of members	n/a	4.00
Number of paid members[1]	n/a	4.00
Name of the plan	Private Pension Plan of Grupo Pão de Açucar managed by Brasilprev Seguros e Previdência S.A.
Number of administrators who meet the conditions to retire	None
Conditions to early retirement

- be at least 60 years old;

- have at least 10 years of legal relationships with the Company;

- have at least 5 years of contribution to the Pension Plan; and

- have the legal relationship with the Company terminated.

Updated amount of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion of the contributions made directly by the administrators (in BRL$)	BRL$ 575,404.96
Total aggregate amount of the contributions made during the last fiscal year, discounting the portion of the contributions made directly by the administrators (in BRL$)	BRL$ 226,754.16
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Possibility and conditions for early redemption:

Early redemption is possible in case of the beneficiary termination from the Company. As to the redemption of the contributions made by the Company, such balance shall be released in accordance with the following proportion:

- No redemption if beneficiary had contributed for less than 4 years;

- Redemption of 50% of the balance, if beneficiary had contributed from 4 to 5 years; and

- Redemption of 100% of the balance if beneficiary had contributed for more than 5 years.

Only for cases of Appointed Directors, 100% of the balance will be released at the end of its term of office.

1 the number of members of the Board who are compensated with private pension plans, as indicated in the table above, corresponds to the average number of paid Directors determined on a monthly basis, as per the table below:

Month	No. of members of the Board of Directors	No. of Appointed Directors
January	0	4
February	0	4
March	0	4
April	0	4
May	0	4
June	0	4
July	0	4
August	0	4
September	0	4
October	0	4
November	0	4
December	0	4
Total	0	44
Total number of members/ 12	0.00	3.67

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13.11        maximum, minimum and average individual compensation of the board of directors, appointed directors and supervisory board

Annual amounts

	Board of Directors			Appointed Directors			Supervisory Board
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
No. of members	4.00	4.00	4.00	0.00	0.00	0.00	0.00	0.00	0.00
Total No. of paid members	4.00	4.00	4.00	0.00	0.00	0.00	0.00	0.00	0.00
Highest compensation amount* (BRL)	14,973,432.67	20,054,297.01	13,795,248.83	0.00	0.00	0.00	0.00	0.00	0.00
Lowest compensation amount** (BRL)	1,879,899.93	3,734,570.11	2,361,333.54	0.00	0.00	0.00	0.00	0.00	0.00
Average compensation amount (BRL)	6,216,783.55	5,960,139.62	6,084,872.09	0.00	0.00	0.00	0.00	0.00	0.00

Remarks

Board of Directors
12/31/2020

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded

12/31/2019

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded.

12/31/2018

*the amount of the highest individual annual compensation of each body was received by members who performed their duties in the Company for 12 months.

**for the purposes of calculating the amount of the lowest individual annual compensation of each body, members who have been in office for less than 12 months were disregarded

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13.12        compensation or indemnity mechanisms for administrators in case of dismissal from office or retirement

On December 31, 2020, we did not have contractual arrangements, insurance policies or other instruments that would structure compensation or indemnity mechanisms for the Company’s administrators in the event of dismissal from office or retirement.

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13.13        percentage of total compensation held by directors and members of the supervisory board which are related parties to the controllers

Figures for the 2020 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
0%	0%	0%	0%

Figures for the 2019 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
0%	0%	0%	0%

Figures for the 2018 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
0%	0%	0%	0%

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13.14        Compensation of members of the board of directors, appointed directors or the supervisory board received for any reason other than the role they hold (amounts recognized in the p&l of the Company)

Figures for 2020 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

Figures for 2019 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

Figures for the 2018 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 0,00	BRL $ 0,00	BRL $ 0,00

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13.15        Compensation of members of the board of directors, appointed directors or the supervisory board, specifying under which title such amounts were attributed to such individuals (amounts recognized in the p&l of Company’s direct or indirect controllers, of a company under common control and of subsidiaries)

Amounts for the 2020 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 14.973.432,67	BRL $ 0,00	BRL $ 14.973.432,67

Figures for the 2019 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 20.054.297,01	BRL $ 0,00	BRL $ 20.054.297,01

Figures for the 2018 fiscal year:

Board of Directors	Appointed Directors	Supervisory Board	Total
BRL $ 0,00	BRL $ 13.795.248,83	BRL $ 0,00	BRL $ 13.795.248,83

The values above refer to the compensation that is recognized in the Company's results, and therefore reflected in item 13.2 of this Reference Form, but which is also recognized in the consolidated result of the controller (Companhia Brasileira de Distribuição) by consolidation, since the Company is its wholly-owned subsidiary.

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13.16       Other relevant information

Not applicable, since all applicable and relevant information for this topic have been disclosed in the items above.

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Annex 4

Report Detailing the Origin and Justification of Proposed Amendments

Below is a comparative table between the version currently in force and the proposed changes in the Company's Bylaws.

Current Writing	Proposed Writing	Comparative Writing	Economic or Legal Effects
There is none

Article 43 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

Article 43 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

The conclusion of contracts of indenity can represent an important instrument of attraction and retention of executives. Thus, in the best interest of the Company, it is proposed that the Bylaws contain express authorization for the conclusion of such contracts by the Company with directors, upon prior approval by the Company's Board of Directors, provided that the minimum parameters established in the Bylaws are observed, including the assumptions in which the obligation should not be de indemnity by the Company.]

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ARTICLE 43 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 44 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 4~~3~~4 – The amounts in U.S. dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary updating and shall be converted into Reais at the closing rate of sale of the U.S. dollar, disclosed by the Central Bank of Brazil.

Renumbering of the article in view of the inclusion of a new Article 43.
ARTICLE 44 – Omitted cases shall be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	ARTICLE 45 – Omitted cases shall be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	ARTICLE 4~~4~~5 – Omitted cases shall be resolved in accordance with current legislation and regulations, including the Novo Mercado Regulation.	Renumbering of the article in view of the inclusion of a new Article 43.
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ARTICLE 45 – The provisions contained in the single paragraph of Article 1, paragraph 1 of Article 11, paragraphs 2 and 3 of Article 12, paragraph 1 of Article 13, item (r) of Article 17, Articles 18 to 21, paragraph 3 of Article 33, Article 39, Articles 40 to 42, shall be effective only after the beginning of the term of the New Market Participation Contract to be concluded by the Company with B3.

There is none	Exclusion of the article since the Novo Mercado Participation Agreement is already in force and, therefore, the aforementioned clauses are fully effective.

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Annex 5
Consolidated Bylaws, reflecting the proposed amendments

Consolidated Bylaws

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY OF AUTHORIZED CAPITAL

CNPJ nº 06.057.223/0001- 71

NIRE 3330027290-9

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. (the "Company") is a Brazilian corporation with headquarters and jurisdiction at Avenida Ayrton Senna, 6000, Lote 2 Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the city of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil, which will henceforth be governed by these Bylaws and also by Brazilian Law No. 6,404 of December 15, 1976 ("Law No. 6,404/76" - the Brazilian Corporations Act) as amended, and other legal provisions in force.

Sole Paragraph - With the Company's admission into the 'Novo Mercado' listing of B3 S.A. - Brasil, Bolsa, Balcão stock exchange (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, administrators and members of the fiscal council (supervisory board), when established, will become subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 - The Company's corporate purpose is the sale of manufactured, semi-manufactured or “in natura” products, whether of Brazilian or foreign origin, of any and all types and species, nature or quality.

Paragraph 1 - The Company may also carry out the following activities:

(a)	the manufacturing, processing, handling, transformation, export, import and representation food or non-food products, on its own account or by third parties;
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(b)	the international trade, including coffee;
(c)	the import, distribution and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;
(d)	the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;
(e)	sale of petroleum products and derivatives, supply of fuels of any kind, including on gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;
(f)	the sale of in veterinary products, drugs and medicines in general; veterinary office, clinic and hospital and pet shop with bathing and grooming services;
(g)	the rental of any recorded media;
(h)	provision of photographic, cinematographic and similar studio services;
(i)	the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;
(j)	act as a distributor, agent and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;
(k)	the provision of data processing services;
(l)	the exploitation of buildings and construction in all its modalities, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists and cargo elevators;
(m)	application of household cleaning products;
(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this paragraph;
(o)	activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;
108

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;
(q)	carrying out studies, reviews, planning and market research;
(r)	carrying out tests to launch new products, packaging and brands;
(s)	developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;
(t)	the provision of card administration services for food, meals, pharmacy, fuel, transportation and other cards resulting from activities connected to its corporate purpose;
(u)	the lease and sublease of its own or third-party chattel;
(v)	the provision of services in the management area;
(w)	to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;
(x)	agency, brokerage or intermediation of securities and tickets;
(y)	services related to collections, receivables or payments in general, for securities, accounts or passbooks, of foreign exchange, taxes and on behalf of third parties, including those performed by electronic and automatic systems or by answering machines; providing a collection, receivables or payment position; issuance of passbooks, compensation sheets, forms and documents in general;
(z)	provision of parking, accommodation, and car custody and storage services;
(aa)	the import of drinks, wines and vinegars;
(bb)	snack bars, diners, tea houses, juice parlors and the like;
(cc)	sale of seeds and seedlings;
(dd)	sale of telecommunications products; and
(ee)	the import, distribution and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs and bulbs.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden for mere favor.

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Article 3 - The Company's term of duration is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company's capital stock is R$761,274,134.78 (seven hundred and sixty-one million, two hundred and seventy-four thousand, one hundred and thirty-four reais and seventy-eight cents), fully subscribed and paid in, divided into 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common, registered, book-entry shares, with no par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company and each common share gives its holder the right to one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company nominates, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock up to the limit of 400,000,000 (four hundred million) common shares upon resolution of the Board of Directors and regardless of any amendment to the bylaws.

Paragraph 1 - The limit of the Company's authorized capital shall be changed only upon a decision made by the General Meeting.

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Paragraph 2 The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its managers, executives, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, may be approved by the Board of Directors, excluding or reducing the term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 - Without prejudice to the provisions of article 123, sole paragraph of Law 6,404/76, the General Meeting will be called, established and chaired by the Chairman of the Board of Directors, or, in his/her absence, by the Vice-Chairperson of the Board of Directors or, in their absence, by an Executive Officer appointed by the Chairperson of the Board of Directors, who will have the following duties and authority, without prejudice to the other responsibilities provided for by law:

(a)	amending the Bylaws;
(b)	electing or removing, at any time, the members of the Board of Directors (and of the Fiscal Council/supervisory board, when established) of the Company, as well as determining the number of positions of the Board of Directors and of the Fiscal Council/supervisory board, when established);
(c)	appointing the Chairperson and the Vice-Chairperson of the Board of Directors;
111

(d)	taking, every year, the management's accounts and resolving on the financial statements submitted by them, the allocation of net income for the fiscal year;
(e)	approving the issuance of shares, subscription bonuses, debentures convertible into shares issued by the Company itself or any bonds, securities or other rights or interests that are exchangeable or convertible into shares issued by the Company itself , without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);
(f)	deciding on the appraisal of assets with which the shareholders will contribute to compose the Company's capital stock;
(g)	deciding on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;
(h)	deciding on the dissolution and liquidation of the Company, appointing or removing liquidator(s);
(i)	examining and approving the accounts of the liquidator(s); and
(j)	determining the annual global compensation of the members of the Board of Directors, the Executive Officers and the Fiscal Council, if installed.

ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be necessary, not counting the blank votes, except for the exceptions provided for by law and in the applicable regulation.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

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Paragraph 1 - The management members will take their offices conditioned to the signature of the investiture instrument, which must set forth that they are subject to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I

The Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least 3 (three) and at most 9 (nine) members, elected and dismissible by the General Meeting, with a unified term of office of 2 (two) years, with reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors through the multiple voting procedure, in the case of vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill such position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian Corporation Act) in the event of existing a controlling shareholder.

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Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 - The Board of Directors will have 1 (one) Chairperson and 1 (one) Vice-Chairperson, elected by the General Meeting.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time for the same person.

Paragraph 2 - In the event of vacancy in the position of Chairperson or impediment of the Chairperson, the Vice-Chairperson will automatically hold such position, remaining until the end of the corresponding term or, in the event a General Meeting is called to elect a new Chairperson, until his/her corresponding investiture.

Paragraph 3 - In the event of vacancy in the position of Vice-Chairperson, the Board of Directors will elect its substitute, observed the terms of article 12, §1º of this Bylaws.

Paragraph 4 - In the event of absence or temporary impediment of the Chairperson, the meetings of the Board of Directors will be chaired by the Vice-Chairperson.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any

114

proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

ARTICLE 15 - The meetings of the Board of Directors will be chaired by its Chairperson and in his/her absence, by Vice-Chairperson of the Board of Directors.

Paragraph 1 - The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its present members, observed the terms of article 14, §3º of this Bylaws. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment, which does not derive from a conflict of interests of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director as per the terms above, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to the Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

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(a)	determining the Company's businesses in general;
(b)	approving or change the Company's investment plan;
(c)	electing and removing the Company's Executive Officers, determining their duties and office names;
(d)	determining on the individual compensation of the Board of Directors itself and of the Executive Officers;
(e)	supervising the management of the executive officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;
(f)	calling the General Meeting;
(g)	issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers and the Company's financial statements;
(h)	deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, establishing the corresponding price and the terms of payment;
(i)	choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;
(j)	issuing an opinion on any proposal by the Executive Officers to the General Meeting;
(k)	authorizing the acquisition of shares of the Company itself, for purposes of cancellation or keeping with the treasurer, complying with the applicable standards;
(l)	developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members bound to the Company's results ("Profit-Sharing Plan");
(m)	determining the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws and the Profit-Sharing Plan in force. The amounts spent or set as allowances each year as profit-sharing plan for employees and management members and also connected to the granting of the Company's stock option will be limited to up to fifteen percent (15%) of the income of each fiscal year, after the deductions set forth Article 189 of Brazilian Law 6,404/76, observed that the participation of employees and managers on the result can not be higher than the annual compensation of the managers or 0.1% (zero point one percent) of the profits, whichever is lower, as per the terms of §1 of Article 152 and Article 190 of Brazilian Law 6,404/76;
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(n)	setting the limit of shares to be issued in the scope of the Company's Stock Option Plan previously approved by the General Meeting, subject to the limit of the authorized capital and the limit set forth in section "m" above;
(o)	creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors and defining their corresponding responsibilities as provided for in these Bylaws and determining the compensation of its members;
(p)	resolving on the acquisition, disposal, encumbrance, liens of any assets, including real property, of the Company or any other investment by the Company that, in individual or aggregate value over a fiscal year is greater than the amount in Reais equal to US$ 20,000,000 (twenty million US dollars) or greater than one percent (1%) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;
(q)	resolving on (i) any financial transaction involving the Company, including the granting or borrowing of loans in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction and (ii) any issuance of non-convertible debentures;
(r)	resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever is greater;
(s)	preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation;
(t)	resolving on any change in the Company's dividend distribution policy;

Sole Paragraph - In the case of a resolution to be taken by the corporate bodies of companies controlled by the Company, or in which the Company elects members for the Board of Directors or the Board of Executive Officers, it shall be the responsibility of the Board of Directors to instruct the vote to be cast by the management members of the Company, in case of decisions taken at the general meeting, shareholders' meeting or equivalent body, or the vote of the management members elected or nominated by the Company to the management bodies of such companies, when the resolution falls under subparagraphs (p), (q) and (r) of this article, by calculating the parameters referred to therein based on the most recent balance sheets or quarterly financial statements of the subsidiaries or companies that have received investments.

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Section II

Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The Audit Committee, an advisory body bound to the Board of Directors, is composed of at least 3 (three) members, with at least 1 (one) of them being an independent director, and at least 1 (one) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caption.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the standards of the Brazilian Securities and Exchange Commission (CVM) and the 'Novo Mercado' Regulation.

Paragraph 3 - The activities of the Audit Committee coordinator are determined in its charter, to be approved by the Board of Directors.

ARTICLE 19 - The Audit Committee members will be elected by the Board of Directors for a term of office of 2 (two) years, and their terms in office can be renewed for successive periods, in compliance with the terms of the charter of the Audit Committee.

Paragraph 1 - In the course of their terms of office, the Audit Committee members may only be replaced in the following cases:

(a)	death or resignation;
(b)	unjustified absence to 3 (three) consecutive meetings or to 6 (six) alternate meetings per year; or
(c)	reasoned decision by the Board of Directors.

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Paragraph 2 - In the event of any vacancy in the positions of member of the Audit Committee, the Board of Directors shall elect the person who will complete and finish the term of office of a replaced member.

Paragraph 3 - The Audit Committee is responsible for, among other matters:

(a)	issuing an opinion on the hiring and dismissal of independent auditing companies;
(b)	examining and assessing the management's report, the Company's financial statements, mid-period statements and the quarterly information, making the recommendations it deems necessary to the Board of Directors;
(c)	monitoring the activities of the Company's internal audit and internal control area;
(d)	assessing and monitoring the Company's risk exposures;
(e)	examining, assessing and monitoring the Company's internal policies, including the Policy on Transactions between Related Parties, and recommending to the management any corrections or improvements thereto;
(f)	having means for receiving and processing information about any non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and charters, including by setting forth specific procedures to protect the provider and the confidentiality of information.

ARTICLE 20 – The installation of the Fiscal Council pursuant to Brazilian Law 6,404/76 and Chapter V hereinbelow, will not harm the functioning and attributions of the Audit Committee.

ARTICLE 21 - The Board of Directors may create other Committees, with the composition that it may determine, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in its internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as the administrators.

Section III

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The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers will be composed of at least 3 (three) and at most 8 (eight) members, shareholders or not, residing in Brazil, to be elected and dismissible by the Board of Directors, and 1 (one) of them shall necessarily be appointed to the position of Chief Executive Officer and 1 (one) of them shall necessarily be appointed to the position of Investor Relations Officer, and there may also be 1 (one) Financial Administrative Officer, 1 (one) Sales Officer, 1 (one) Operations Officer, and the other Vice-Presidents and Officers without special designation, with accumulation of such positions being allowed.

Sole Paragraph - The term of office for the members of the Board of Executive Officers is 2 (two) years, with reelection being allowed.

ARTICLE 23 - The Executive Officers are responsible for performing the general functions described in these Bylaws and those assigned to them by the Board of Directors, maintaining mutual cooperation and helping each other in the performance of their functions.

Paragraph 1 - The specific duties and names of each of the Executive Officers will be determined by the Board of Directors.

Paragraph 2 - In the case of vacancy, absence, leave, impediment or temporary or permanent leave, the Executive Officers will be replaced as follows:

(a)	in case of absence or temporary impediment which does not derive from a conflict of interests of the Chief Executive Officer, the CEO shall appoint a person to replace him/her and, in case of vacancy, the Board of Directors shall elect a substitute within 30 (thirty) days who will finish the term of office of the replaced Chief Executive Officer;
(b)	in case of absence or temporary impediment of the other Officers, they will be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors must elect a substitute within 30 (thirty) days, who will finish the term of office of the replaced Officer.

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ARTICLE 24 - The Board of Executive Officers will meet when convened by the Chief Executive Officer, or even by the call of half of the acting Executive Officers.

Sole Paragraph - The quorum required to establish the Executive Board meetings is at least one third (1/3) of its acting members, and its decisions shall be made by the majority vote of those present. In case of a tie in the deliberations of matters submitted to the approval of the Board of Executive Officers, such matter shall be submitted to the Board of Directors to be approved.

ARTICLE 25 - In addition to the duties and responsibilities that may be incumbent upon the General Meeting and by the Board of Directors, the Board of Executive Officers will be responsible, without prejudice to other legal attributions, for:

(a)	conducting the corporate businesses and enforcing these Bylaws;
(b)	complying with the corporate purpose;
(c)	approving the plans, programs and general standards of operation, management and control in the interest of the development of the Company, observing the guidelines determined by the Board of Directors;
(d)	preparing and submitting to the Annual General Meeting a report on the corporate business activities, supporting them with the Balance Sheet and Financial Statements legally required in each year, as well as the corresponding opinions of the Fiscal Council/Supervisory Board, whenever applicable;
(e)	conducting all the Company's activities, enforcing the guidelines drawn up by the Board of Directors and appropriate to the achievement of its purposes;
(f)	proposing investment plans and programs to the Board of Directors;
(g)	authorizing the opening and closing of branches, agencies, warehouses and/or creating delegations, offices and representations anywhere in the domestic territory or abroad;
(h)	expressing an opinion on matters on which the Board of Directors may request specific review; and
(i)	developing together with the Board of Directors and performing the Profit-Sharing Plan.

ARTICLE 26 - The Chief Executive Officer is particularly responsible for:

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(a)	planning, coordinating, directing and managing all the Company's activities, exercising executive and decision-making functions, except for the activities that must be carried out with a report to the Board of Directors or its committees;
(b)	exercising general supervision of all the Company's businesses, coordinating and guiding the activities of the other Officers;
(c)	calling and establishing the meetings of the Board of Executive Officers;
(d)	coordinating and conducting the process of approval of the annual and multi-annual budget and the investment and expansion plan with the Board of Directors; and
(e)	suggesting designations and respective candidates for the positions of the Company's Board of Executive Officers and submitting such suggestions for approval by the Board of Directors.

ARTICLE 27 - In particular, in addition to the functions conferred on him/her by the Board of Directors and other responsibilities conferred on him/her by applicable law or regulation, the Investor Relations Officer is responsible for:

(a)	representing alone the Company before the Brazilian Securities and Exchange Commission ("CVM"), other regulating entities and other institutions in the securities and financial markets in Brazil or abroad;
(b)	providing information to the investing public, to the CVM, to stock exchanges on which the Company has its securities admitted to trading and other agencies related to activities carried out on the securities market, pursuant to the applicable legislation, in Brazil and/or abroad; and
(c)	taking all steps to keep updated the Company's registration as a publicly-held corporation with the CVM.

ARTICLE 28 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Financial Administrative Officer is responsible for:

(a)	managing the Company's administrative services, financial transactions, and risks;
(b)	taking part in the development and performance of strategies and business plans of the Company; and
(c)	managing human resources, material resources and outsourced services within its area of competence.

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ARTICLE 29 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Sales Officer is responsible for:

(a)	determining of the Company's strategic planning;
(b)	determining and performing a marketing and sales plan;
(c)	managing sales quality;
(d)	taking part in determining human resources policies; and
(e)	communicating him/herself primarily to disseminate information to the Company's public of interest.

ARTICLE 30 - In particular, in addition to the functions conferred on him/her by the Board of Directors, the Operations Officer is responsible for:

(a)	determining business guidelines and operations;
(b)	coordinating human resources and managing material and financial resources;
(c)	conducting business operations;
(d)	taking part in marketing activities;
(e)	establishing branches and sales representations; and
(f)	communicating him/herself in seminars, speeches, interviews and in business contacts and negotiations with customers and distributors.

ARTICLE 31 - The other Officers are responsible to assist the Chief Executive Officer in all tasks that the latter may assign to them, to carry out activities related to the functions that have been granted to them by the Board of Directors and to perform all the acts required for the regular operation of the Company, as long as authorized by the Board of Directors.

ARTICLE 32 - The Officers will represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts that may bind the Company.

Paragraph 1- In the instruments of powers of attorney granting powers to attorneys-in-fact, the Company must be represented by 2 (two) Officers acting jointly. Powers of attorney in the name of the Company must have an expiration date, except for those for

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court purposes, in addition to the description of the powers granted, which may cover any and all acts, including those for banking purposes.

Paragraph 2 - For acts that imply acquisition, encumbrance or sale of assets, including real estates, as well as instruments of powers of attorney for such acts, the Company must be necessarily represented by 2 (two) Executive Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, with 1 (one) of them being the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, one of whom must be the Chief Executive Officer.

Paragraph 3 - The Company will consider itself committed to an obligation when it is represented:

(a)	jointly by two (2) Executive Officers;
(b)	jointly by one (1) Officer and a proxy, constituted under the terms of these Bylaws;
(c)	jointly by two (2) attorneys-in-fact, constituted under the terms of these Bylaws; or
(d)	individually, by a proxy or an Executive Officer, in special cases, when so stated in the corresponding power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL (Supervisory Board)

ARTICLE 33 - The Company will have a non-permanent Fiscal Council (Supervisory Board), composed of 3 (three) to 5 (five) acting members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its own charter, which shall set forth the general rules for its operation, structure, organization and activities.

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Paragraph 3 - The members of the Fiscal Council, effectives and substitutes, will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 42.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year will end on December 31 of each year, when the balance sheet and the financial statements will be prepared as required by the legislation then in force.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFIT

ARTICLE 36 - Once the balance sheet has been ascertained, the following rules shall be observed as regards the distribution of net income:

(a)	the accumulated losses and the income tax allowance shall be deducted from the result of the fiscal year before any sharing of dividends;
(b)	after deducting the items described in paragraph (a) above, an amount will be deducted to be distributed as profit-sharing to employees and administrators in the Company's results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under to terms and limits of paragraphs "l" and "m" of Article 17 of these Bylaws;
(c)	the remaining profit will be distributed as follows:
a)	5% (five percent) to the Legal Reserve Fund, up to the limit of twenty percent (20%) of the Company's capital stock;
(ii)	amounts intended to constitute a contingency reserve, if so decided by the General Meeting;
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(iii)	twenty-five percent (25%) to pay the mandatory dividend, according to Paragraph 1 below; and
(iv)	the profit that is not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained under the terms of Article 196 of Law no. 6,404/76, will be distributed as additional dividends.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following rules:

(a)	the basis for calculating the dividend will be the net profit for the year less the amounts allocated to constitute the legal reserve and contingency reserves, plus the reversal of the contingency reserves formed in previous years;
(b)	the payment of the dividend set forth by the previous paragraph may be limited to the net profit amount for the fiscal year that has been ascertained pursuant to the law, provided that such difference is recorded as a reserve of unrealized profits; and
(c)	profits recorded as unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend stated after such profit realization.

Paragraph 2 - A Reserve for Expansion is hereby created, which will have the purpose of ensuring resources to finance additional investments of fixed and working capital and will be formed with up to 100% of the net profit that remains after the allocations referred to in subparagraphs (i), (ii), and (iii) of paragraph (c) caput, and the total of this reserve cannot exceed the amount of the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation up of semiannual, quarterly or shorter balance sheets and state dividends or interest on equity to the account of the profit determined in such balance sheets, observing the legal limits, as well as stating interim dividends to the account of retained profits or reserves. Dividends or interests on own capital so stated will constitute an advance of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as equity remuneration calculated on the Shareholders' Equity accounts, subject to the rate and limits set forth by law.

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ARTICLE 37 - The amount of dividends will be made available to shareholders within a maximum period of 60 (sixty) days from the date they are attributed, and may be monetarily updated for inflation as determined by the Board of Directors, in compliance with the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 38 - The Company will go into liquidation in the cases provided for by law, and the General Meeting will be responsible for determining the method of liquidation, electing the liquidator and the Fiscal Council/supervisory board that shall operate during the liquidation, determining their remuneration.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect sale of control of the Company, either through a single transaction or through successive transactions, shall be performed on the condition that the acquirer of the control undertakes to carry out a public offering for the acquisition of shares having as purpose the shares issued by the Company owned by the other shareholders, observing the conditions and terms provided for in the legislation, the regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF RELEVANT EQUITY INTEREST IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares

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issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("Relevant Interest"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements, observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("takeover" or "OPA"):

(a)	to be addressed to all shareholders of the Company without distinction to acquire all the shares issued by the Company;
(b)	the price offered must correspond to, at least, the highest amount between: (i) the Economic Value calculated in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the 12 (twelve) months preceding the achievement of a Relevant Interest; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of 120 (one hundred and twenty) sessions prior to the takeover (OPA); and
(c)	to be carried out in an auction to be held at B3.

Paragraph 1 - The takeover (OPA) to be carried out as mentioned in the caption of this Article will not exclude the possibility of another person or shareholder to propose a competing takeover (OPA), under the terms of the applicable standards.

Paragraph 2 - The obligations set forth in article 254-A of Brazilian Law no. 6,404/76 and Article 39 of these Bylaws do not exclude compliance by the Acquiring Shareholder with the obligations provided for in this Article.

Paragraph 3 - The Acquiring Shareholder will be required to comply with any ordinary requests or the requirements by CVM and B3 connected to such takeover (OPA), within the maximum time terms set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out a takeover (OPA) under the terms of this Article 40 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer,

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due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Interest, the involuntary increases in shareholding resulting from the cancellation of treasury shares, the repurchase of shares or the reduction of the Company's capital stock with the cancellation of shares will not be counted.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined as follows:

“Group of Shareholders” means the group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of individuals or organizations representing a common interest include: (a) a person holding, directly or indirectly, a, equity interest equal to or greater than 15% (fifteen percent) of the other person's share capital; and (b) two people who have a third investor in common who owns, directly or indirectly, an equity interest equal to or greater than 15% (fifteen percent) of the capital of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint ownerships, cooperatives, consortia, securities portfolios, universalities of rights, or any other forms of organization or enterprise, constituted in Brazil or abroad, will be considered part of the same Group of Shareholders, whenever two or more among such entities are: (c) managed or administered by the same organization or by parties related to the same organization; or if (d) they have the majority of their managers in common, being certain that, in the case of investment funds with a common manager, it will be deemed as making part of a Group of Shareholders only those whose decision on the exercise of votes at General Meetings, in the terms of the corresponding regulations, is the responsibility of the administrator, on a discretionary basis.

"Economic Value" means the value of the Company and its shares that will be determined by a first-tier financial institution with operations in Brazil, using the discounted cash flow method.

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ARTICLE 41 - The takeover (OPA) referred to in Article 40 above may be waived by the General Meeting, provided, however, that the terms below are observed.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 42 The Company, its shareholders, management members, and members of the Fiscal Council (supervisory board), both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("Câmara de Arbitragem do Mercado"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations and the Novo Mercado Listing Agreement.

ARTICLE 43 – The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

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Paragraph 1 - The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

ARTICLE 44 - The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

ARTICLE 45 - Omitted cases will be settled pursuant to the legislation and regulations in force, including the Novo Mercado Regulation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer